Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: NYSE Arca, Inc.

2. Provide the applicant's primary street address (Do not use a P.O. Box):

   11 Wall Street, New York, NY 10005

3. Provide the applicant's mailing address (if different):

   11 Wall Street, New York, NY 10005

Securities and Exchange Commission
Trading and Markets

AUG 07 2017

RECEIVED

SEC
Mail Processing
Section

AUG 07 2017

Washington DC
412

4. Provide the applicant's business telephone and facsimile number:

   212-656-2938   212-656-8101

   (Telephone)   (Facsimile)

5. Provide the name, title, and telephone number of a contact employee:

   Martha Redding   Assistant Secretary   212-656-2938

   (Name)   (Title)   (Telephone Number)

6. Provide the name and address of counsel for the applicant:

   Martha Redding

   NYSE Holdings LLC

   11 Wall Street, New York, NY 10005

   17002623

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☒ Corporation   ☐ Sole Proprietorship   ☐ Partnership
                                          ☐ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 12/21/72   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware General Corporation Law

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 08/02/17
      (MM/DD/YY)

By: _____
        (Signature)

NYSE Arca, Inc.
(Name of applicant)
Martha Redding, Assistant Secretary
(Printed Name and Title)

Subscribed and sworn before me this 2nd day of August, 2017 by _____ (Notary Public)
                                      (Month)   (Year)

My Commission expires May 29, 2020 County of Westchester State of New York

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

4


NYSE

Martha Redding
Associate General Counsel
Assistant Secretary

New York Stock Exchange
11 Wall Street
New York, NY 10005
T + 1 212 656 2938
F + 1 212 656 8101
Martha.Redding@theice.com

August 2, 2017

VIA FEDEX

Division of Market Regulation
Office of Market Supervision
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Amendments to Form 1

Enclosed are an original and two copies of amendments to the Form 1 applications
pursuant to Rule 6a-2 under the Securities Exchange Act of 1934 for New York Stock Exchange
LLC, NYSE American LLC, and NYSE Arca, Inc., each updated to reflect changes made to forms
pertaining to membership.

If you have questions, please do not hesitate to contact Martha Redding, Associate General
Counsel and Assistant Secretary at (212) 656-2938 or martha.redding@theice.com

Sincerely,

Enclosures

Cc via email:

Jeanette Marshall
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

Marlene E. Olsen
Securities and Exchange Commission
Division of Trading and Markets
100 F Street, NE
Washington, D.C. 20549

EXHIBIT F

ACCOMPANYING AMENDMENT TO FORM 1 REGISTRATION STATEMENT

OF

NYSE Arca, Inc.

August 2017

A complete set of NYSE Arca, Inc.'s forms
pertaining to application for membership,
participation, or subscription, and application for
approval as a person associated with a member,
participant, or subscriber follows.

This information is publicly available on the
Exchange's website at www.nyse.com.

Application to Aggregate Billing of Affiliated Member Firms

NYSE^{SM}, NYSE American^{SM} and NYSE Arca^{SM} (together "NYSE Exchanges" or separately the "Exchange") Aggregate Billing

In accordance with the applicable Exchange's fee schedule a member organization/member firm may request aggregation of its eligible activity with its affiliates for charges assessed or credits provided. Such request shall include certification of the affiliate status of entities whose activity the member organization/member firm is seeking to aggregate.

General Information

Firm Name of Primary Applicant: _____

Business Address: _____

City: _____ State: _____ Zip: _____

Business Phone: _____ CRD #: _____

Please check the applicable market(s) for this request:

☐ NYSE   ☐ NYSE American   ☐ NYSE Arca

☐ NYSE Arca Options   ☐ NYSE American Options

Affiliated Members

Provide the following information: List of all affiliated member firms; associated CRD Numbers; and type of affiliation. Failure to provide complete information may result in rejection of this application.

Member Firms to be Affiliated with Primary Applicant	CRD #	Type of Affiliation (wholly owned subsidiary/parent/sister/etc...)

Authorization and Acceptance

The Applicant Firm, by its duly authorized officer identified below, hereby certifies that the entities listed in this application are affiliates within the meaning of the relevant Exchange's fee schedule. The Applicant Firm agrees to provide, upon request, information to verify the affiliate status of the entities listed herein. The Applicant Firm shall also provide immediate notice of any event that causes an entity listed herein to cease to be an affiliate of the Applicant Firm.

Signature of Authorized Officer: _____

Name: _____

Title: _____

Phone: _____

Email Address: _____

Date: _____

Completed application should be returned via email to crs@nyse.com.

NYSE Arca Options

Options Trading Permit Short Form Application

NYSE Arca
Short Form OTP Membership Application and Agreement

To qualify for Short Form Options Trading Permit (OTP) Membership on NYSE Arca, the applicant must be an approved NYSE Arca Equities Trading Permit (ETP) Holder. Current ETP Holder applicants are eligible for expedited approval. To apply, please complete and submit this Short Form Application, Membership Agreement, Clearing Letter of Consent, User Agreement, and the Registered Trader and Nominee Application to:

NYSE Arca, Inc.
Attn: Client Relationship Services
Email: crs@nyse.com

KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our options markets.

Chief Executive Officer ("CEO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Financial Officer ("CFO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Compliance Officer ("CCO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Operations Officer ("COO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Options Clearing

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Options Trading

Name: _____ CRD: _____

Phone: _____

Email: _____

SECTION 1 – Short Form OTP Membership Application

Short Form Eligibility:

☐ Applicant is currently a member in good standing of NYSE Arca Equities

General Information

Name of Applicant Broker-Dealer: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____

Email: _____

Web Address, if any: _____

CRD Number: _____

NYSE Arca Equities ETP ID: _____

Designated Examining Authority: _____

Contact Information

Contact Name: _____

Job Title / Position: _____

Phone: _____ Email: _____

Type of Business to be Conducted With Options Trading Permit (Check all that apply)

☐ Lead Market Maker   ☐ Remote Market Maker   ☐ Floor Market Maker

☐ Floor Broker   ☐ Clearing Services   ☐ Order Sending

☐ Agency Trading   ☐ Proprietary Trading   ☐ Away Market Making

All individual applicants must complete the Registered Trader and Nominee Application available at
https://www.nyse.com/publicdocs/nyse/markets/arca-options/NYSE_Arca_Options_Registered_Trader_and_Nominee_Application.pdf

SECTION 2 – Membership Agreement

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE Arca, Inc., as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE Arca, Inc.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE Arca, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE Arca to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE Arca from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE Arca

Applicant Broker-Dealer: _____

Signature of Authorized
Officer, Partner, Managing
Member or Sole Proprietor: _____ Date: _____

Print Name: _____ Title: _____

Notice of Consent – To be completed by Clearing OTP Holder of Application Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), the Options Clearing Corporation ("OCC"), and an approved OTP Holder of NYSE Arca, Inc.

The undersigned Clearing OTP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

_____   _____
Applicant Broker-Dealer   CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE Arca Rules and may be relied upon by NYSE Arca, Inc., the NSCC, the OCC, and their respective members. This Notice of Consent shall be subject to NYSE Arca Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing OTP Holder.

_____
Clearing OTP Holder (Broker-Dealer Name)

_____
Clearing OTP Holder (OCC Clearing #)

_____
Clearing OTP Holder (NSCC Clearing #)

_____   _____
Signature of Authorized Officer, Partner or   Signature of Authorized Officer, Partner or
Managing Member of Clearing OTP Holder   Managing Member, or Sole Proprietor of OTP Holder

_____   _____
Print Name / Title   Print Name / Title

_____   _____
Date   Date

NYSE Arca Options

Floor Broker Letter of Authorization Revocation

To: NYSE Arca Client Relationship Services Department

From: _____
            OTP Clearing Member

Effective
Date: _____ (Close of Business)

Please be informed that the Letter of Authorization issued for the following Floor Broker has been revoked effective on the above date.

_____
OTP Firm Name

_____
Floor Broker Name   Symbol

_____
Authorized Signature – Clearing Member

_____
Printed Name   Title

NYSE Arca Options

Market Maker Letter of Guarantee Revocation

To: NYSE Arca Client Relationship Services Department

From: _____

Clearing Member

Effective
Date: _____ (Close of Business)

Please be informed that the Letter of Guarantee issued for the following Market Maker has been revoked effective on the above date:

_____

Firm Name

_____

Market Maker Name

_____

Market Maker Symbol

_____   _____

Authorized Signature   Date
Clearing Firm

_____   _____

Print Name   Title

NYSE Arca Options

TERMINATION OF ORDER SENDING & CLEARING FIRM

To: NYSE Arca Client Relationship Services Department

From: _____
                    OTP Member Firm

Re: _____
                    OTPID   **Acronym(s)**

Type of OTP:

☐ Clearing Firm   ☐ Order Sending Firm

Date of Termination:_____(Close of Business)

☐ Temporary Termination (1-120 days)

       – Date of Return: _____

☐ Permanent Termination

_____
Authorized Signature of OTP Firm   **Date**

Checklist for Terminating an OTP Order Sending & Clearing Firm

1.   OTP holders must notify the Exchange no later than one (1) business day in advance of the proposed termination date.

2.   Temporary terminations cannot exceed 180 days.

NYSE Arca Options

FLOOR EMPLOYEE REGISTRATION REQUEST

Incomplete applications will not be accepted. Applications will not be approved without proper identification, fingerprint clearance, U-4 and CRD registration. Accordingly, failure to respond accurately to the following questions will delay approval of your floor access application and may result in denial of floor access.

GENERAL INFORMATION

Name of Applicant: _____   Applicant CRD#: _____

Member Firm: _____   Member Firm CRD#: _____

Business Address: _____

City: _____   State: _____   Zip: _____

Member Firm Contact: _____   Title: _____

Phone: _____   Email: _____

APPLICANT PERSONAL INFORMATION

Home Address: _____

City: _____   State: _____   Zip: _____

Member Firm Contact: _____   Title: _____

Phone: _____   Email: _____

TYPE OF BUSINESS TO BE CONDUCTED

☐ Trade Support Clerk   ☐ Floor Employee

All individuals requesting access to the NYSE Arca Options Floor must register as ("FE") on WebCRD

APPLICATION CHECKLIST

☐ A Form U-4 requesting ("FE") registration has been submitted to FINRA through WebCRD

☐ A Fingerprint Card has been submitted to FINRA

APPLICANT ACKNOWLEDGEMENT

I authorize NYSE Arca, Inc. and its affiliates to give any information they may have concerning me to any employer or prospective employer, any federal, state, or municipal agency, or any other SRO, and I release NYSE Arca, Inc., its affiliates and any person acting on their behalf from any and all liability of whatever nature by reason of furnishing such information.

I swear or affirm that I have read and understand the items and instructions on this form and that my answers are true and complete to the best of my knowledge.

Signature of Applicant: _____   Date: _____

OTP FIRM ACKNOWLEDGEMENT

I hereby certify that _____ Is authorized to enter into the NYSE Arca Options trading floor as
(Name of Applicant)

referenced above, on behalf of this OTP Firm _____ .
(Name of OTP Firm)

Start Date: _____

Authorized Signature: _____   Date: _____

OTP Request Form

This form should be used to request an Options Trading Permit ("OTP") and to assign that OTP to a nominee of an OTP Firm. This form designates an OTP Firm's nominee as an OTP Holder on behalf of that firm, and must be executed prior to the commencement of trading of that nominee. This form must be approved by NYSE Arca's Client Relationship Services Department. A separate form must be executed for each OTP Holder.

Please issue _____ ("OTP Firm")
(*name of OTP Firm*)

_____ Options Trading Permit(s), effective _____ (open of business).
(*number of OTPs being requested*)　　　　　　　(*effective date*)

(This)/(these) OTP(s) will be held in the name of

_____ ("OTP Holder"), hereby established as an OTP Holder, until further notice.
(*name of nominee*)

☐ (This is a) / (these are) new or additional OTP(s) of the OTP Firm
☐ (This is an) / (these are) existing OTP(s) of the OTP Firm; this form is being executed to assign said OTP(s) to the above referenced OTP Holder.

Type of Business activity to be conducted with this/these OTP(s):

Lead Market Maker (LMM)　　　　　Remote Market Maker (RMM) ☐　　　Floor Market Maker (FMM)

Clearing Services　　　　　　　　　Order Sending

Floor Broker (FB) - If Floor Broker (FB) is checked, do you require a LiquidPoint Login?　　Yes　　No

The OTP Firm acknowledges that it will be held liable for all Exchange obligations, including all obligations arising in connection with transactions effected on NYSE Arca, all obligations owed to NYSE Arca or any subsidiary of NYSE Arca, the payment of all NYSE Arca fees and charges, and all obligations accruing in the course of the OTP Firm's and the OTP Holder's NYSE Arca business.

The OTP issued pursuant to NYSE Arca's acceptance of this form will be associated with the OTP Firm until terminated pursuant to the termination provisions delineated in NYSE Arca Rule 2.22(a).

Signature of OTP Holder: _____

Telephone Number of OTP Holder: _____　*Email Address:* _____

Authorized Signature for OTP Firm: _____

Print Name of Authorized Signatory: _____

Telephone Number of Authorized Signatory: _____　*Email Address:* _____

Date: _____

Clearing member authorization for electronic collection of NYSE Arca invoices for this OTP:

Name of Clearing Firm _____

OCC Account Number_____

NYSE Arca Options

Registered Trader & Nominee Application

REGISTERED TRADERS

Each Applicant is required to register employees, nominees and associated persons in accordance with NYSE Arca rules. Pursuant to these Rules, Applicants must complete the necessary documentation and submit such documentation in the manner prescribed in Rule 2.23. Individual traders of the Applicant must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4. Proof of examination requirements, fingerprint card submission, and Form U-4s should be submitted by the Applicant to the Central Registration Depository ("Web CRD®") for review by NYSE Arca. Registration categories include, but are not limited to, the following:

- **MM** – Market Maker Authorized Traders of the Applicant (Series 57 prerequisite)
- **FB** – Floor Broker (Series 57 prerequisite)

APPLICANT FIRM INFORMATION

Firm Name: _____ CRD: _____

Type of Business: _____

Contact Name: _____ Title: _____

Phone: _____ Email: _____

REGISTERED TRADER / NOMINEE INFORMATION

Name of Applicant: _____ CRD: _____

Date of Birth: _____

Phone: _____ Email: _____

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

☐ Lead Market Maker (LMM)   ☐ Remote Market Maker (RMM)

☐ Floor Market Maker (FMM)   ☐ Floor Broker (FB)

☐ Market Maker Authorized Trader (MMAT)   ☐ Office Nominee

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted directly to WebCRD©

☐ Individual has passed or been granted a waiver of the required examination

AUTHORIZED ACKNOWLEDGEMENT OF APPLICANT FIRM

_____   _____
Signature of Authorized Officer, Partner, Managing   Date
Member

_____   _____
Print Name   Title

APPLICANT AGREEMENT

The undersigned applicant represents that the information and statements contained herein, including the attachments hereto, and other information filed herewith, all of which are parts hereof, are current, true and complete

_____   _____
Signature of Applicant   CRD#

_____   _____
Print Name   Title

NYSE Arca Options - Designated Give-up Notification Form

1. OTP Firm Information

OTP Firm Name		CRD #	
Business Contact Name			
Business Contact Phone and E-mail Address			

2. Give-up Information

The above referenced OTP Firm requests NYSE Arca Options to enable (or disable) give-ups for the following Clearing Members (**NOTE**: Please check the appropriate column/box to indicate whether the give up is to be enabled or disabled).				Enable Give Up	Disable Give Up
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐

OTP Holder represents that it has appropriate policies and procedures applicable to the clearing and settlement of transactions executed pursuant to this agreement and NYSE Arca Rule 6.15.

OTP Holder represents that it has a valid Clearing Letter of Consent or Letter of Authorization on file with NYSE Arca.

Print Name and Title of Authorized Signatory		
Signature		Date

Please return to Client Relationship Services via email CRS@nyse.com.

NYSE Arca Options

TERMINATION OF FLOOR BROKER

To: NYSE Arca Client Relationship Services Department

From: _____
        OTP Member Firm

Re: _____
        Floor Broker Name   Acronym(s)

Date of termination: _____(Close of Business)

☐ Temporary Termination (1-120 days)

        – Date of Return: _____

☐ Permanent Termination

        _____
        Authorized Signature of OTP Firm   Date

Checklist for Terminating an OTP Floor Broker

1.   OTP holders must notify the Exchange in advance of the proposed termination date.
2.   Temporary terminations cannot exceed 180 days.
3.   OTP holders must return floor badges and handhelds to floor staff.
4.   In conjunction with a permanent termination, a Form U-5 for the "FB" registration category should be submitted on WebCRD® promptly but no later than 30 calendar days after the date of termination.
5.   Individuals who wish to remain registered in the Interim Member Floor Broker Program should not submit this form or the Form U-5. *For more information about the Interim Member Floor Broker Program, please contact Client Relationship Services via email at crs@nyse.com.*

NYSE Arca, Inc.

Application to Become a Lead Market Maker In a Particular NYSE Arca Primary Listed Security*

*Must be an existing Lead Market Maker ETP in order to submit this application

LIST OF SECURITIES FOR LMM REGISTRATION

Unless otherwise indicated by NYSE Arca, this application shall be submitted only by a registered Lead Market Maker Equity Trading Permit ("LETP") holder that seeks to apply to become a Lead Market Maker in a particular NYSE Arca listed security. In addition to the information requested below, any LMM applicant that wishes to provide additional information to the listed company (e.g., trading firm's background), may submit such information with its application. Note that any written information may be subject to regulatory action if information is deemed to be deliberately misleading or inaccurate.

Date: _____ SEC #: _____ CRD #: _____ MPID: _____
(If NASDAQ Participant)

Name of Applicant LETP: _____

Business Contact: _____ Business Phone: _____

Business Email: _____

Solicitations for LMM Applications in individual securities
should be sent to this Email address: _____

Name, telephone number, and email address of the contact that will serve as the Lead Market Maker Designee:

Name: _____ **Phone:** _____ **Email:** _____

This Designee should be listed within Section 3 of the LETP's Market Maker Application and may, but need not, be registered as a MMAT. The Designee will serve as the main contact for the LMM firm and must be present at any interviews with a listing company in connection with an LMM Application.

LMM applicants are required to ensure the following information on file with the Exchange is accurate and up to date:

☐ Organizational Profile

☐ Other SRO affiliations of the Applicant

☐ A list of registered MMATs, including NYSE Arca requirements regarding the Market Maker Orientation Program for each

☐ Supervisory procedures of the Applicant relating to Market Making

Each LMM applicant is also required to attest to the following questions. Each item should be initialed by an authorized Officer, Partner, Managing Member, or the Sole Proprietor of the Applicant. If any of the below items results in a "Yes" answer, please supply additional details with this application.

Has the physical makeup of the trading floor/facilities or actual location of the MMAT(s) for the Applicant changed since previous disclosure to the Corporation?   ☐ Yes   ☐ No

---

PROPOSED REGISTRATIONS - Please list the security in which you are applying to become the LMM*:
* LMM applicants will be required to be registered as an Odd Lot Dealer in securities in which they are designated as LMM, pursuant to NYSE Arca Rule 7.24-E

Security Name: _____ Symbol: _____

Designated Market Maker Authorized Trader(s) for this security:

Name: _____ CRD #: _____

Name: _____ CRD #: _____

Name: _____ CRD #: _____

For future additions or changes to your list of securities, you will be required to submit additional copies of Sections 7 & 8.

On this page, please describe all contacts with the companies listed above prior to this application, including the names and positions involved, date and circumstances of contact, and whether in person or otherwise. If there have not been any contacts, please so state.

Name of Company	Description and Date of Contact

INFORMATION FOR LEAD MARKET MAKER

LMMs are subject to NYSE Arca rules. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including the rules referenced below.

NYSE Arca Rule 7.22-E: Registration of Market Makers in a Security

(d) Designated Market Makers and **Lead Market Makers** shall be selected by the Corporation. Such selection shall be based on, but is not limited to, the following: experience with making markets in equities; adequacy of capital; willingness to promote the Exchange as a marketplace; issuer preference; operational capacity; support personnel; and history of adherence to Exchange rules and securities laws.

NYSE Arca Rule 7.24-E: Designated Market Maker Performance Standards

(a) Designated Market Makers will be required to maintain minimum performance standards the levels of which may be determined from time to time by the Corporation. Such levels will vary depending on the price, liquidity, and volatility of the security in which the Designated Market Maker is registered. The performance measurements will include (i) percent of time at the NBBO; (ii) percent of executions better than the NBBO; (iii) average displayed size; (iv) average quoted spread; and (v) in the event the security is a derivative security, the ability of the Designated Market Maker to transact in underlying markets.

(b) Designated Market Makers that are **Lead Market Makers** will be held to higher performance standards in the securities in which they are registered as **Lead Market Makers** than Designated Market Makers that are not **Lead Market Makers**.

NYSE Arca Rule 8.201-E(g): Commodity-Based Trust Shares; Market Maker Accounts

Market Maker Accounts. An ETP Holder acting as a registered Market Maker in Commodity-Based Trust Shares must file with the Exchange in a manner prescribed by the Exchange and keep current a list identifying all accounts for trading in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, which the Market Maker may have or over which it may exercise investment discretion. No Market Maker shall trade in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, in an account in which a Market Maker, directly or indirectly, controls trading activities, or has a direct interest in the profits or losses thereof, which has not been reported to the Exchange as required by this Rule.

In addition to the existing obligations under Exchange rules regarding the production of books and records, the ETP Holder acting as a Market Maker in Commodity-Based Trust Shares shall make available to the Exchange such books, records or other information pertaining to transactions by such entity or registered or non-registered employee affiliated with such entity for its or their own accounts for trading the underlying physical commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, as may be requested by the Exchange

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

_____
Signature of Authorized Officer, Partner, Managing
Member, or Sole Proprietor

Date _____

_____
Print Name

Title _____

NYSE Arca, Inc.

Application for Market Maker* Registration

*Includes Market Maker & Lead Market Maker

TABLE OF CONTENTS

	Page
Application Process	2
Checklist	3
Explanation of Terms	4
Application for Market Maker (Sections 1-5)	5-10

Application Process

Filing Requirements
Prior to submitting the <u>Application to become a Market Maker</u>, an applicant Broker-Dealer must have completed the Equity Trading Permit ("ETP") application. A firm will not be eligible for approval as a Market Maker until after their ETP application is approved.

Checklist
Applicant ETP must complete and submit all materials as required in this Application Checklist (page 4) to <u>crs@nyse.com</u>.

If you have questions regarding the application, you may direct them to NYSE Arca Client Relationship Services: Email: <u>crs@nyse.com</u>; Phone: (212) 896-2830, option 5.

Application Process
- Following submission of the <u>Application for Market Maker Registration</u> and supporting documents, NYSE Arca will review the application for completeness, assess the firm's capital sufficiency, review registration and disclosure information for the Applicant and each listed Market Maker Authorized Trader, and review the Applicant's written supervisory procedures.

- Applicant ETP Broker-Dealers must designate within Section 1 whether they are applying as a Market Maker ETP ("METP"), and/or as a Lead Market Maker ETP ("LETP").

- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be reviewed by NYSE Arca for approval or disapproval.

- NYSE Arca will notify the applicant Broker-Dealer in writing of their decision.

- In the event an applicant Broker-Dealer is disapproved by NYSE Arca, the applicant Broker-Dealer has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Arca Rule 10.14. A disapproved applicant desiring an opportunity to be heard shall file a written application with the Secretary of the Corporation within thirty (30) calendar days after such action has been taken.

Approved Lead Market Maker ETP Firms:

Approved LETP firms will receive all Green Sheet postings via e-mail and may apply to become the LMM in a particular security with NYSE Arca as its primary listing venue by completing the LMM Registration Application. Eligible LETP firms may be selected as the LMM for a particular security based on input by the listing company, or may be selected randomly from a list of LETPs who have submitted their LMM application for that security. LMM selection based on input by the listing company will require interviews between the LMM applicant(s) and the listing company.

APPLICATION CHECKLIST & FEES – NEW NYSE ARCA MARKET MAKER APPLICANTS

❑ Approved Equity Trading Permit ("ETP") application (or in process)

❑ Application for Market Maker Registration, Sections 1 through 6

❑ Form U4 and fingerprint cards for each Market Maker Authorized Trader listed in Section 3 are available on Web CRD®

❑ Proof of Passing Series 57 Test Score for each Market Maker Authorized Trader listed in Section 3; or

❑ Request for a Series 57 Waiver has been requested via WebCRD been granted by NYSE Arca.

❑ Market Maker Orientation Acknowledgement
https://www.nyse.com/publicdocs/nyse/markets/liquidity-programs/arca_mm_orientation.pdf

❑ Copy of Applicant's Written Supervisory Procedures ("WSPs") for Market Making on NYSE Arca, LLC

❑ Financial Documentation
  - Four (4) Most Recent FOCUS Reports[1] and Most Recent Audited Financial Statements, if applicable
  - Most Recent Balance Sheet and Capital Computation
  - Six Month Profit/Loss Projection
  - Subordination Agreements, if applicable

❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the previous two (2) years

❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

❑ Copy of Written Supervisory Procedures, Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

ADDITIONAL INFORMATION FOR BROKER-DEALERS REQUESTING TO BECOME A LEAD MARKET MAKER ETP ON NYSE ARCA

❑ NYSE Arca LMM Certification Test
  - Approved Lead Market Makers must confirm in writing that they have tested and are able to maintain continuous two-sided quotes.

---

1 Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

EXPLANATION OF TERMS & PROCESSES

For purposes of this application, the following terms shall have the following meanings:

Applicant Broker-Dealer – the Broker-Dealer applying as a registered Market Maker or amending this form to become a registered Market Maker.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an ETP Holder or any person directly or indirectly controlling, controlled by or under common control with an ETP Holder.

Control – (as defined on Form-BD) the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System (Web CRD®) – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Designated Examining Authority (DEA) – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or ETP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the Broker-Dealer's primary business location.

Designated Market Maker ("DMM") – a registered Market Maker that participates in the Directed Order Process

Direct Owners/Executive Officers – refers to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

Financial Arrangement – (1) the direct financing of an ETP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Lead Market Maker ("LMM") – a registered Market Maker that is the exclusive DMM in listings for which the Corporation is the primary market

Lead Market Maker ETP ("LETP") – an approved Market Maker with NYSE Arca, Inc. eligible to apply as an LMM

Market Maker – an ETP Holder approved by the Corporation to act as a Market Maker pursuant to NYSE Arca Rule 7.20-E

Market Maker Authorized Trader ("MMAT") – an authorized trader who performs market-making activities pursuant to NYSE Arca Equities Rule 7.21-E, on behalf of a Market Maker.

NYSE Arca, Inc. ("NYSE Arca" or the "Corporation") – a Delaware corporation as described in the Corporation's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE Arca, Inc. is the Self-Regulatory Organization for NYSE Arca, LLC

NYSE Arca, LLC – The equities marketplace and a trading facility of NYSE Arca, Inc.

Self-Regulatory Organization (SRO) - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

Symbols – refers to stock symbols that may be assigned to a MMAT. Symbols are assigned at the firm level and are traded by the MMATs. Symbols may be added or removed on a daily basis, based on requests emailed to Exchange Security Operations, operationsclearing@nyx.com, with said request. At this time, OTC symbols are not eligible for market making. Upon approval, by default, two test symbols (ZVV and M.TEST) will be assigned to the firm for testing purposed

SECTION 1 – ORGANIZATIONAL PROFILE

Date: _____ SEC #: _____ CRD #: _____ MPID _____
                                                                      (If NASDAQ Participant)

☐ Application   ☐ Amendment

THE APPLICANT INTENDS TO REGISTER AS A(N) (Check all that apply):

☐ Market Maker (METP)   ☐ Lead Market Maker (LETP)

GENERAL INFORMATION

Name of Applicant ETP: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____ Fax: _____

Contact Name: _____ Title: _____

Phone: _____ Fax: _____

Email: _____

ETP APPROVAL STATUS

☐   Applicant organization is currently an approved Equity Trading Permit Holder with NYSE Arca *
     * All Market Maker Applicants must be approved ETP holders

NET CAPITAL

Amount: _____ As of Date: _____ Focus Report Line Item*: _____

*Submitting the firm's most recent Quarterly FOCUS report and highlighting the Net Capital is an alternative to completing this section.

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions   ☐ Interest/Dividends/Commissions   ☐ Secured Demand Note   ☐ Cash

☐ Subordinated Loan   ☐ Clearing/Good Faith Deposits   ☐ Other _____

SECURITIES

List the number of securities for which your firm requests approval: _____

OTHER BUSINESS ACTIVITIES

Check all that apply:

☐ Investment Banking   ☐ Public Securities Business   ☐ Proprietary Trading

☐ Options Market Maker   ☐ Other_____

SECTION 2 – OTHER AFFILIATIONS

Is the Applicant a dealer/specialist or Market Maker on a registered national securities exchange(s) or association? If yes, please provide the relevant information below.

☐ Yes   ☐ No

Applicants who currently act as a Specialist on the New York Stock Exchange, LLC ("NYSE") are reminded of their requirements pursuant to NYSE Rules 36 and 98.

SRO: _____

Operating Capacity: _____

List Securities _____   _____

_____   _____

_____   _____

_____   _____

_____   _____

_____   _____

SRO: _____

Operating Capacity: _____

List Securities _____   _____

_____   _____

_____   _____

_____   _____

_____   _____

_____   _____

SRO: _____

Operating Capacity: _____

List Securities _____   _____

_____   _____

_____   _____

_____   _____

_____   _____

_____   _____

SECTION 3 – MARKET MAKER AUTHORIZED TRADER APPLICANT LIST

Ensure a Form U4 for each of the individuals identified below is available on Web CRD®. To be eligible for registration as a MMAT, as defined in NYSE Arca Rule 1.1(aa), a person must (i) have successfully completed the Securities Trader Qualification Examination (Series 57), (ii) complete the NYSE Arca Equities sponsored training and orientation program, and (iii) register each individual on Web CRD® in the appropriate NYSE Arca registration category (MT). The NYSE Arca Equities sponsored training and orientation program is available at:

https://www.nyse.com/publicdocs/nyse/markets/liquidity-programs/arca_mm_orientation.pdf

LEAD MARKET MAKER DESIGNEE (Required for Lead Market Maker ETP Applicants Only)

Full Name: _____ Date of Birth: _____

Street Address: _____ Suite/Floor: _____

City: _____ State: _____ Zip Code: _____

Phone Number: _____ Fax Number: _____

E-Mail Address: _____

Will this individual be registered as a Market Maker Authorized Trader:

☐ Yes (Please complete the information below)   ☐ No

CRD #: _____ Qualifying Exam: ☐ Yes ☐ No   NYSE Arca Orientation: ☐ Yes ☐ No

Employer Broker-Dealer: _____ Operating Capacity: _____

Employment Dates: _____ SRO Affiliation: _____

☐ Form U4, Proof of Series 57, and Fingerprint Card Information is current and accessible for this person on WebCRD®

MARKET MAKER AUTHORIZED TRADER

Full Name: _____ Date of Birth: _____

CRD #: _____ Qualifying Exam: ☐ Yes ☐ No   NYSE Arca Orientation: ☐ Yes ☐ No

Employer Broker-Dealer: _____ Employer CRD #: _____

☐ Form U4, Proof of Series 57, and Fingerprint Card Information is current and accessible for this person on WebCRD®

MARKET MAKER AUTHORIZED TRADER

Full Name: _____ Date of Birth: _____

CRD #: _____ Qualifying Exam: ☐ Yes ☐ No   NYSE Arca Orientation: ☐ Yes ☐ No

Employer Broker-Dealer: _____ Employer CRD #: _____

☐ Form U4, Proof of Series 57, and Fingerprint Card Information is current and accessible for this person on WebCRD®

PLEASE USE MULTIPLE COPIES OF THIS FORM TO LIST ADDITIONAL MARKET MAKER AUTHORIZED TRADERS

SECTION 4 – MARKET MAKER ORIENTATION ACKNOWLEDGEMENT

The firm acknowledges responsibility that each MMAT listed within this application or subsequently added in the future will review the entire Market Maker Orientation program offered on the NYSE Arca website:
https://www.nyse.com/publicdocs/nyse/markets/liquidity-programs/arca_mm_orientation.pdf

Complete review of the Market Maker Orientation program by each MMAT is a requirement of application approval.

The Applicant Broker-Dealer also acknowledges that failure by any MMAT to complete the orientation program prior to trading on NYSE Arca, LLC may result in disciplinary action against the Broker-Dealer and the MMAT.

_____
Applicant Broker-Dealer

_____   _____
Signature of Authorized Officer, Partner, Managing   Date
Member, or Sole Proprietor

_____   _____
Print Name   Title

SECTION 5 – REQUIRED INFORMATION & ACKNOWLEDGEMENT

The undersigned, applying for registration as a Market Maker*, accepts full responsibility for having knowledge of and adhering to all rules and regulations governing the equities trading facility of NYSE Arca, Inc.called NYSE Arca LLC. The undersigned acknowledges the following requirements:

1. ***Minimum Net Capital Requirements***

    Note: the requirements in items 1(a) and (b) apply only to the registered Market Maker rather than to each MMAT individually.

    (a) ***Market Makers Subject to the Aggregate Indebtedness Requirement***

    Maintain minimum net capital that is the greater of: (i) $100,000; (ii) $2,500 for each security that it is registered as a Market Maker (unless a security in which it makes a market has a market value of $5 or less, in which event the amount of net capital shall be not less than $1,000 for each such security) based on the average number of securities that such Market Maker is registered during the 30 days immediately preceding the computation date; (iii) 6 2/3 percent of aggregate indebtedness; or (iv) the amount prescribed by SEC Rule 15c3-1.

    (b) ***Market Makers Subject to the Alternative Net Capital Requirement***

    Maintain minimum net capital that is the greater of (i) $250,000; (ii) 2 percent of aggregate indebtedness; or (iii) the amount prescribed by SEC Rule 15c3-1.

2. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA's Risk Oversight & Oper. Reg department for Market Maker capital compliance review.

3. Provide detailed financial reports and such other operational reports to FINRA's Risk Oversight & Oper. Reg department as it may require.

4. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of NYSE Arca.

5. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE Arca rules. Such written procedures shall at all times be available for inspection by NYSE Arca staff.

*Includes Market Maker and/or Lead Market Maker

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor

Date

Print Name

Title

NYSE Arca, Inc.

Equity Trading Permit Short Form Application

NYSE Arca
Short Form ETP Membership Application and Agreement

To qualify for Short Form Equities Trading Permit (ETP) Membership on NYSE Arca, the applicant must be an approved NYSE Arca Options Trading Permit (OTP) Holder. Current OTP Holder applicants may be eligible for expedited approval in the line of business for which they are an ETP. To apply, please complete and submit this Short Form Application, Membership Agreement, Clearing Letter of Consent and NYSE Master User Agreement to:

NYSE Arca
Attn: Client Relationship Services
Email: crs@nyse.com

KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our equities markets.

Chief Executive Officer ("CEO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Financial Officer ("CFO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Compliance Officer ("CCO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Operations Officer ("COO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Clearing

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Trading

Name: _____ CRD: _____

Phone: _____

Email: _____

SECTION 1 – Short Form Membership Application

Short Form Eligibility:

☐   Applicant is currently a member in good standing of NYSE Arca Options in the same line of business

General Information

Name of Applicant Broker-Dealer: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____

Email: _____

Web Address, if any: _____

CRD Number: _____

NYSE Arca Options OTP ID: _____

Designated Examining Authority: _____

Contact Information

Contact Name: _____

Job Title / Position _____

Phone: _____ Email: _____

Type of Business to be Conducted With Equity Trading Permit (Check all that apply)

☐   Market Maker*   ☐   Public Customer Business

☐   Clearing Services   ☐   Proprietary Trading

☐   Other_____

* Please also complete Application for Market Maker Registration

SECTION 2 – Membership Agreement

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE Arca, Inc., as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE Arca, Inc.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE Arca, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE Arca to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE Arca from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE Arca.

Applicant Broker-Dealer: _____

Signature of Authorized
Officer, Partner, Managing
Member or Sole Proprietor: _____ Date: _____

Print Name: _____ Title: _____

SECTION 3 – Clearing Letter of Consent
Notice of Consent – To be completed by Clearing ETP Holder of Application Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), and an approved ETP Holder of NYSE Arca, LLC, a facility of NYSE Arca.

The undersigned Clearing ETP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

_____   _____
Applicant Broker-Dealer   CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE Arca Rules and may be relied upon by NYSE Arca, Inc., the NSCC, and their respective members. This Notice of Consent shall be subject to NYSE Arca Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing ETP Holder.

_____
Clearing ETP Holder (Broker-Dealer Name)

_____
Clearing ETP Holder (NSCC Clearing #)

_____   _____
Signature of Authorized Officer, Partner or   Signature of Authorized Officer, Partner or
Managing Member of Clearing ETP Holder   Managing Member, or Sole Proprietor of ETP Holder

_____   _____
Print Name / Title   Print Name / Title

_____   _____
Date   Date

NYSE Arca Options

MARKET MAKER LETTER OF GUARANTEE

Pursuant to NYSE Arca Rule 6-O and 5.32-O

Dear Market Maker:

You have represented to the undersigned Clearing Member, a member of the Options Clearing Corporation, that you are a registered market maker pursuant to Rule 6.33-O of the Rules of NYSE Arca. You have requested the undersigned Clearing Member to issue a Letter of Guarantee for you in order to enable you to meet the requirements of NYSE Arca Rule 6.36-O.

In response to your request, the undersigned Clearing Member hereby agrees to accept full financial responsibility:

- ☐ For all Exchange options transactions [as defined in NYSE Arca Rule 6.1-O(b)(6)] made by you*
- ☐ For all Flex Options transactions [as defined in NYSE Arca Rule 5.32-O made by you*

*Check all that apply.

This letter shall be deemed to be a Letter of Guarantee pursuant to NYSE Arca Rule 6.36-O and may be relied upon by the NYSE Arca, the Options Clearing Corporation and their respective members. This Letter of Guarantee shall be subject to the NYSE Arca Rules as amended from time to time, and shall remain in effect until revoked in accordance with the NYSE Arca.

Accepted and agreed to this _____ day of _____, 20 ___.

_____   _____
Clearing Firm Name   OTP Firm Name

_____   _____
Clearing Member Representative (Please Print)   Market Maker (Please Print)

_____   _____
Authorized Signature of Clearing Member   Authorized Signature of Market Maker

                                                 _____
                                                 Symbol of Market Maker

Clearing member authorization for electronic collection of NYSE Arca invoices for the above symbol:

Name on OCC Account _____

OCC Account Number_____

NYSE Arca Options

TERMINATION OF MARKET MAKER

To: NYSE Arca Options Client Relationship Services Department

From: _____
          Clearing Member

Date of termination: _____ (Close of Business)

☐   Temporary Termination

        – Date of Return: _____

☐   Permanent Termination**

Market Maker: _____   Acronym(s): _____

OTP Firm:_____

The Clearing Member will continue to accept full financial responsibility for all Exchange options transactions (as defined in NYSE Arca Rule 6.36-O) made in the account of the above-specified Market Maker, until such time as all positions in the account have been liquidated and a Letter of Guarantee Revocation has been issued and accepted by the Exchange.

_____   _____
Authorized Signature of Clearing Member   Date

_____   _____
Print Name   Title

OTP holders(OTP) must notify the Exchange no later than one (1) business day in advance of the proposed temporary termination date. A temporary termination cannot exceed 180 days.

Trade activity in a market maker account that is subject to a Temporary Termination must be limited to "closing only" transactions. Closing only shall generally mean submission of orders for the purpose of closing positions or reducing risk. Trade activity in terminated accounts may be subject to regulatory review.

** A Letter of Guarantee Revocation is required to be filed with the NYSE Arca Client Relationship Services Department after all accounts have cleared.

NYSE Arca Options - Designated Give-up Notification Form

1. OTP Firm Information

OTP Firm Name		CRD #	
Business Contact Name			
Business Contact Phone and E-mail Address			

2. Give-up Information

The above referenced OTP Firm requests NYSE Arca Options to enable (or disable) give-ups for the following Clearing Members *(**NOTE**: Please check the appropriate column/box to indicate whether the give up is to be enabled or disabled).*				Enable Give Up	Disable Give Up
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐
Clearing Member Name:		OCC #:		☐	☐

OTP Holder represents that it has appropriate policies and procedures applicable to the clearing and settlement of transactions executed pursuant to this agreement and NYSE Arca Rule 6.15-O.

OTP Holder represents that it has a valid Clearing Letter of Consent or Letter of Authorization on file with NYSE Arca.

Print Name and Title of Authorized Signatory		
Signature		Date

Please return to Client Relationship Services via email CRS@nyse.com.

Revised July 2017

NYSE Arca Options
Floor Broker's Letter of Authorization

This Letter of Authorization is made as of _____, 20_____ by
_____ the "Clearing Member" in respect of _____ the "OTP Firm" on behalf of _____ the "Floor Broker"

       WHEREAS Floor Broker is an OTP Holder of NYSE Arca ("Exchange") and nominee of an OTP Firm;

       WHEREAS Clearing Member is an OTP Firm of the Exchange and member of Options Clearing Corporation ("OCC");

       WHEREAS Floor Broker is registered with the Exchange as a Floor Broker pursuant to NYSE Arca Rule 6.44-O, and Floor Broker desires that options transactions effected by it on the Exchange be cleared through the OCC by Clearing Member; and

       WHEREAS OTP Firm has requested Clearing Member to issue a Letter of Authorization for Floor Broker.

       NOW, THEREFORE, in consideration of the premises and the agreements hereinafter set forth, the Clearing Member hereby agrees, for the benefit of OCC and the Exchange, and their respective members, that Clearing Member shall accept full financial responsibility when the name of Clearing Member is given up:

☐   For the clearance of all Exchange options transactions by Floor Broker*
☐   For the clearance of all Flex Options transactions made by Floor Broker*

Check all that apply.

       This Letter of Authorization shall remain in effect until a written notice or revocation has been filed with the Exchange. If such written notice has not been posted for a least one hour prior to the opening of trading on a particular business day on the options floor of the Exchange, such revocation shall not become effective until the close of trading on such day. A revocation shall not relieve Clearing Member of responsibility for transactions guaranteed prior to the effective time of such revocation.

       Executed counterparts of this Letter of Authorization shall be filed with the Exchange. This agreement may not be revoked or terminated except as stated above, and this agreement shall not be modified or amended by any other instrument (whether heretofore or hereinafter executed) unless the approval of the Exchange is noted thereon.

       WITNESS the due execution of the Letter of Authorization as of the day and year above written.

_____
Print Name of Authorized Signatory of Floor Broker's
OTP Firm

_____
Print Name of Clearing Member

_____
Signature of Authorized Signatory of Floor Broker's
OTP Firm

_____
Print Name of Authorized Signatory of
Clearing Member

_____
Signature of Authorized Signatory of Clearing
Member

NYSE Arca Options

Lead Market Maker Application

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant – the Broker-Dealer applying as a registered Lead Market Maker or amending this form to become a registered Lead Market Maker.

Appointment - on a form or forms prescribed by the Exchange, a registered Market Maker must apply for a Primary Appointment, having the obligations hereunder, and of Rule 6.37-O, in one or more option classes.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an OTP Firm or any person directly or indirectly controlling, controlled by or under common control with an OTP Firm.

Control – as defined on Form-BD, the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System ("Web CRD®") – a centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or OTP Firm of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules. The SEC will make the DEA assignment based on the SRO examination program and the Broker-Dealer's primary business location.

Direct Owners/Executive Officers – refers to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

Eligible Issues – an LMM may be allocated any one or more of the options issues opened for trading at the Exchange.

Financial Arrangement – (1) the direct financing of an OTP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Lead Market Maker ("LMM") – an individual or entity that has been deemed qualified by the Exchange for the purpose of making transactions on the Exchange in accordance with the provisions of Rule 6.82-O. Each LMM or nominee thereof must be registered with the Exchange as a Market Maker. Any OTP Holder or OTP Firm registered as a Market Maker with the Exchange is eligible to be qualified as an LMM.

Lead Market Maker OTP – an approved Lead Market Maker with NYSE Arca, Inc. eligible to act as an LMM in options classes.

Market Maker ("MM") – an OTP Holder approved by the Corporation to act as a Market Maker pursuant to NYSE Arca Rule 6-O.

Market Maker Authorized Trader ("MMAT") – an authorized individual who performs market-making activities pursuant to NYSE Arca Rule 6-O, on behalf of a OTP Firm or OTP Holder registered as a Market Maker or Lead Market Maker.

NYSE Arca, Inc. ("NYSE Arca", the "Corporation", or the "Exchange") – a Delaware corporation as described in the Corporation's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended.

Quotations – OTP Holders who are registered as Lead Market Makers are required by rules 6.37-O and 6.82-O to generate and automatically update two-sided market quotations throughout the trading day in each of their appointed series for 90% of the time the Exchange is open for trading in each series.

Self-Regulatory Organization ("SRO") - each national securities exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for conduct inconsistent with just and equitable principles of trade.

APPLICATION PROCESS

Filing Requirements:
Prior to submitting the <u>Application to become a Lead Market Maker</u>, an applicant Broker-Dealer must have completed the Options Trading Permit ("OTP") application, identifying "Market Making" as a business to be conducted on NYSE Arca, Inc. A firm will not be eligible for approval as a Lead Market Maker until after their OTP application, with this indication, is approved.

Checklist:
Applicant OTP must complete and submit all materials as required in the Application Checklist (page 3) to <u>crs@nyse.com</u>.

If you have questions regarding the application, you may direct them to Client Relationship Services:
Email: <u>crs@nyse.com</u> ; Phone: 212-896-2830, Option 5.

Application Process:
- Following submission of the <u>Lead Market Maker Application</u>, and supporting documents, NYSE Arca will review the application for completeness prior to submission to FINRA for review.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the applicant Broker-Dealer has an associated person(s) with a possible statutory disqualification, NYSE Arca or FINRA on behalf of NYSE Arca, will contact the representative of the applicant Broker-Dealer to discuss the statutory disqualification process.

- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the applicant Broker-Dealer will be contacted by NYSE Arca or FINRA on behalf of NYSE Arca for further information.

- NYSE Arca will notify the Applicant in writing of their decision.

- In the event an applicant Broker-Dealer is disapproved by NYSE Arca, the applicant Broker-Dealer has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Arca Rule 10.14. A disapproved applicant desiring an opportunity to be heard shall file a written application with the Secretary of the Corporation within thirty (30) calendar days after such action has been taken.

APPLICATION CHECKLIST

CHECKLIST FOR BROKER-DEALERS TO BECOME A LEAD MARKET MAKER

❑	Approved Options Trading Permit (OTP) Application.
❑	Application for Lead Market Maker, All Sections.
❑	Copy of the Applicant's Written Supervisory Procedures ("WSPs") for Market Making on NYSE Arca, Inc.

❑	Financial Documentation
	   • Four (4) Most Recent FOCUS Reports[1] and the Most Recent Audited Financial Statements, if applicable
	   • Most Recent Balance Sheet and Capital Computation
	   • Six Month Profit/Loss Projection
	   • Subordination Agreements, if applicable[2]

❑	Organization Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation
❑	All examination reports and corresponding responses from the Applicant Broker-Dealer for the previous two (2) years.

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[1] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

[2] Required for NYSE Arca-DEA Broker-Dealers only

SECTION 1 – ORGANIZATIONAL PROFILE

Date: _____ SEC #: _____ CRD #: _____

☐ Application   ☐ Amendment

GENERAL INFORMATION

Name of Applicant Broker-Dealer: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____ Fax: _____

Contact Name: _____ Title: _____

Phone: _____ Email: _____

OTP APPROVAL STATUS

☐ Applicant organization is currently an approved Options Trading Permit Holder and Market Maker with NYSE Arca. *

* All Lead Market Maker applicants must be approved OTP Holders and Market Makers with NYSE Arca.

NET CAPITAL

Amount: _____ As Of Date _____ FOCUS Report Line Item* _____

Source of Net Capital (check all that apply):

☐ Long Proprietary Positions   ☐ Interest/Dividends/Commissions   ☐ Secured Demand Note

☐ Cash   ☐ Subordinated Loan   ☐ Clearing / Good Fait Deposits

☐ Other _____

*Submitting the firm's most recent Quarterly FOCUS report and highlighting the Net Capital is an alternative to completing this section

SECURITIES

Estimate the number of issues in which the Applicant intends to become registered as a LMM:_____

OTHER BUSINESS ACTIVITIES

Check all that apply:

☐ Investment Banking   ☐ Public Securities Business

☐ Proprietary Trading   ☐ Equities Market Maker

☐ Other _____

SECTION 2 – INFORMATION FOR LEAD MARKET MAKERS

LMMs are subject to all applicable State and Federal Laws, and the rules promulgated thereunder, as well as the Rules of NYSE Arca. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including, but not limited to, those referenced below. In particular, you should determine whether Rule 6.82-O applies to your firm, including reporting requirements.

NYSE Arca Rule 6.82(b)-O: Qualification of Lead Market Makers

(1) Qualification of LMMs. The qualification of LMMs shall be conducted by the Exchange. The LMM Qualification Process is as follows:

(A) Applications for qualification as an LMM shall be general and shall not specify a particular option issue or issues. Applicants for qualification as an LMM may present any matter they wish the Exchange to consider in conjunction with its decision. The Exchange may require that presentation to be solely or partially in writing, and may require the submission of additional information from an applicant, OTP Holder or OTP Firm, or any person associated with an OTP Holder or OTP Firm.

(B) The Exchange may also specify one or more conditions on the applicant in respect to any representations made in the application process, including but not limited to representations regarding capital operations, personnel or technical resources.

NYSE Arca Rule 6.82-O(c): Obligations of Lead Market Makers

Each LMM must meet the following obligations:

(1) Assure that disseminated market quotations are accurate;

(2) Honor guaranteed markets, including markets required by Rule 6.86-O and any better markets pledged during the allocation process;

(3) Generate and automatically update two-sided market quotations with size in all appointed series in accordance with Rule 6.37B (b)-O through the LMMs own proprietary autoquoting system;

(4) Fulfill general Market Maker obligations under Rule 6.37-O and 6.37A-O;

(5) Be accessible throughout every business day. An LMM shall promptly notify a Trading Official if such LMM shall not be accessible at anytime during the day. The Exchange may designate an approved LMM to act as a back-up LMM in the event such appointed LMM is not accessible;

(6) With respect to trading as a Market Maker, effect trades that have a high degree of correlation with the overall pattern of trading for each series in the option issues involved;

(7) Reserved

(8) Reserved

(9) Promote the Exchange as a marketplace by assisting in meeting and educating market participants and taking the time for travel related thereto;

(10) Maintain communications with member firms in order to respond to suggestions and complaints;

(11) Respond to competition by offering competitive markets and competitively-priced services;

(12) Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more LMMs are associated with each other and deal for the same LMM account, this requirement will apply to such LMMs collectively, rather than to each LMM individually;

(13) Fully satisfy conditions of appointments pursuant to Subsection (b)(1)(B) of this Rule;

(14) Promptly inform the Exchange of any material change in financial or operational condition or in personnel.

SECTION 3 – REQUIRED INFORMATION & AKNOWLEDGEMENT

The undersigned, applying for registration as a Lead Market Maker, accepts full responsibility for having knowledge of and adhering to all applicable rules and regulations governing the trading facility of NYSE Arca, including its subsidiaries and affiliates. The undersigned acknowledges the following requirements:

1. Maintain the net capital requirements as prescribed by NYSE Arca Rule 4 and SEC Rule 15c3-1, whichever is greater. The net capital requirements apply only to the registered Lead Market Maker firm rather than to each MMAT individually.

2. Maintain a cash or liquid asset position of at least $1,000,000. In the event that two or more LMMs are associated with each other and deal for the same LMM account, this requirement will apply to such LMMs collectively, rather than to each LMM individually.

3. The LMM's clearing firm will provide daily equity information to FINRA, acting as agent for NYSE Arca, for LMM cash or liquid asset position review.

4. Provide monthly financial statements consisting of FOCUS Form X-17A-5 to FINRA, acting as agent for NYSE Arca, for Market Maker capital compliance review.

5. Provide detailed financial reports and such other operational reports to NYSE Arca or FINRA, acting as agent for NYSE Arca as may be required.

6. Disclose promptly any material change in financial or operational condition, or in personnel in accordance with the rules and procedures of NYSE Arca.

7. Establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE Arca's rules. Such written procedures shall at all times be available for inspection by staff or agents of NYSE Arca.

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Title

AUTHORIZED ACKNOWLEDGEMENT OF THE APPLICANT'S CLEARING FIRM

Signature of Authorized Clearing Firm Representative	Date
Print Name	Title
Clearing Firm Name	Clearing No.

NYSE Arca Options

Options Trading Permit Application

TABLE OF CONTENTS

	Page
Application Process	2
Application Checklist	3
Explanation of Terms	4 - 5
Key Personnel	6
Application for Options Trading Permit (Sections 1-7)	7 - 13
Clearing Letter of Consent for Non-Self Clearing Applicants (Section 8)	14
Designated Examining Authority (DEA) Applicant OTP (Section 9)	16

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for Options Trading Permit ("OTP"), an Applicant Broker-Dealer must file a Uniform Application for Broker-Dealer Registration (Form-BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Checklist
Applicant Broker-Dealer must complete and submit all applicable materials addressed in the Application Checklist (page 4) to: crs@nyse.com

Note: All application materials sent to NYSE Arca will be reviewed by NYSE Arca's Client Relationship Services Department for completeness. The applications are submitted to FINRA who performs the application approval recommendation. All applications are deemed confidential and are handled in a secure environment. CRS or FINRA may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to NYSE Arca Rule 2.4. If you have questions on completing the application, you may direct them to: Client Relationship Services: Email: crs@nyse.com or (212) 896-2830 option 5.

Application Process

- Following submission of the Application for Options Trading Permit and supporting documents to NYSE Arca, Inc. ("NYSE Arca"), the application will be reviewed for accuracy and regulatory or other disclosures. NYSE Arca will submit the application to FINRA for overall review and approval recommendation; NYSE Arca Compliance and Regulation complete the final review and approval.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant has an associated person(s) with a possible statutory disqualification, NYSE Arca will contact the representative of the Applicant to discuss the statutory disqualification process.

- If it appears that the Applicant has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant will be contacted by NYSE Arca for further information.

- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to NYSE Arca for approval or disapproval without delay. NYSE Arca shall post the name of the Applicant Broker-Dealer and its proposed Nominee for a period of three (3) business days in the NYSE Arca Weekly Bulletin.

    o Applicants will be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Options Trading Permit

- All individuals required to be registered with NYSE Arca, pursuant to the Rules, shall file documentation with the Exchange in the manner prescribed in NYSE Arca Rule 2.23 requesting such registration. NYSE Arca does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within 30 days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with NYSE Arca or be approved by NYSE Arca. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to: For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries. For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500. Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.

- NYSE Arca will promptly notify the Applicant, in writing, of their membership decision.

- An OTP must be activated within six months of approval by NYSE Arca. Applicant Broker-Dealers that have been approved by NYSE Arca are not considered active OTP Firms until an OTP has been placed in the name of a Nominee. Nominees must be approved by NYSE Arca before becoming an OTP Holder on behalf of an OTP Firm. OTP Firms that are off-floor trading firms or provide clearing services on NYSE Arca and are not conducting market maker or floor broker activities are required to designate an "Office Nominee" as its OTP Holder.

- In the event an Applicant is disapproved by NYSE Arca, the Applicant has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Arca Rule 10.14. A disapproved applicant desiring to be heard must, within thirty (30) calendar days of the date upon which the Corporation's decision was mailed to the applicant, file a petition in accordance with the provisions of NYSE Arca Rule 10.14.

APPLICATION CHECKLIST & FEES

CHECKLIST FOR NON-NYSE Arca DEA BROKER-DEALER APPLICANTS

❑ Application for Options Trading Permit
- Section 8 only if you are not self-clearing
- Section 9 does not apply

❑ NYSE Master User Agreement

❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's Web CRD®.

❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®:
- Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B
- Designated supervisors and principals
- All Authorized Traders

❑ Financial Documentation
- Four (4) Most Recent FOCUS Reports[1] and the Most Recent Audited Financial Statements, if applicable
- Most Recent Balance Sheet and Capital Computation
- Six Month Profit/Loss Projection

❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports

❑ Copy of Written Supervisory Procedures[2], Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

CHECKLIST FOR NYSE Arca DEA BROKER-DEALER APPLICANTS

❑ Application for Options Trading Permit
- Section 8 only if you are not self-clearing

❑ NYSE Master User Agreement

❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's Web CRD®.

❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[1].
- Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B
- Designated supervisors and principals
- All Authorized Traders

❑ Financial Documentation
- Four (4) Most Recent FOCUS Reports[2] and the Most Recent Audited Financial Statements, if applicable
- Most Recent Balance Sheet and Capital Computation
- Six Month Profit/Loss Projection
- Subordination Agreements, if applicable

❑ Proprietary Accounts of Introducing Broker-Dealers (PAIB) Agreements, if applicable

❑ Organization Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports

❑ Copy of Written Supervisory Procedures [2], Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

Note: For a list of all fees, please review the "NYSE Arca Options Fees and Charges" found at https://www.nyse.com/markets/fees

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[1] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements reflecting the Balance Sheet and Profit & Loss Statement detail for each month for the most recent six (6) months or since inception, whichever is less.

[2] Market Maker applicants must include, but are not limited to, the following NYSE Arca Option Rules: 6.32 – 6.41 (Market Makers), 6.82, 6.84 & 6.85 (Lead Market Makers), 6.83 (Limitations on Dealings of Lead Market Makers/Information Barriers), 11.3 (Prevention of the Misuse of Material, Nonpublic Information), 11.18 (Supervision), and 11.19 (Anti-Money Laundering Compliance Program).

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant – the Broker-Dealer organization applying for an Options Trading Permit or amending this form.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an OTP Holder or any person directly or indirectly controlling, controlled by or under common control with an OTP Holder.

Authorized Trader ("AT") – an individual who may submit orders to the Exchange on behalf of his or her OTP Firm or Sponsored Participant.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Clearing Member – an OTP Firm which has been admitted to membership in the Options Clearing Corporation ("OCC") pursuant to the provisions of the rules of the OCC. A Broker-Dealer who receives and executes customers' instructions, prepares trade confirmations, sends the money related to the trades, arranges for the physical movement of securities, and shares responsibility with an introducing broker-dealer for compliance with regulatory requirements.

Control – (as defined on Form-BD) the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or OTP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Designated Supervisor – refers to any person that is a partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising registered employees.

Direct Owners/Executive Officers – Allied Persons and Approved Persons, as those terms are defined by NYSE Arca Rules 1.1(b) and 1.1(c), respectively, and generally refer to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

Financial Arrangement – (1) the direct financing of an OTP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Firm Proprietary and/or Agency Trading – an OTP Firm that engages in off-floor trading that is unrelated to the performance of that OTP Firm's registered market maker or floor broker functions.

Market Maker – an OTP Firm or OTP Holder that acts as a Market Maker pursuant to Rule 6.32-O and submits quotes electronically and makes transactions as a dealer-specialist through the facilities of the Exchange from on the trading floor or remotely from off the trading floor.

Market Maker Authorized Trader ("MMAT") – an Authorized Trader who performs market making activities pursuant to Rule 6-O on behalf of an OTP Firm or OTP Holder registered as a Market Maker. To be approved as an MMAT, a person must demonstrate knowledge of the Rules of the Exchange by passing an examination prescribed by the Exchange. MMATs may be officers, partners,

employees, or associated persons of OTP Firms that are registered with the Exchange as Market Maker.

EXPLANATION OF TERMS (CONTINUED)

Nominee – an individual who is authorized by an OTP Firm, in accordance with NYSE Arca Rule 2.4, to conduct business on the trading facilities of NYSE Arca and to represent such OTP Firm in all matters relating to the Exchange. A Nominee shall agree to be bound by the Bylaws and Rules of NYSE Arca, and by all applicable rules and regulations of the Securities Exchange Commission.

NYSE Arca, Inc. ("NYSE Arca", the "Exchange", or the "Corporation") – a Delaware corporation as described in the Corporation's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE Arca, Inc. is also a Self-Regulatory Organization.

OTP – an Options Trading Permit issued by the Corporation for effecting approved securities transactions on the Corporation's trading facilities. An OTP may be issued to a Sole Proprietor, Partnership, Corporation, LLC or other organization which is a registered Broker or Dealer, pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by the Corporation.

OTP Firm – a sole proprietor, partnership, corporation, limited liability company or other organization in good standing who holds an OTP or upon whom an individual OTP Holder has conferred trading privileges on the Corporation's trading facilities. An OTP Firm shall agree to be bound by the Certificate of Incorporation, Bylaws and Rules of NYSE Arca, and by all applicable rules and regulations of the Securities and Exchange Commission.

OTP Holder – a natural person who has been issued an OTP, or has been named as a Nominee of an OTP Firm in accordance with NYSE Arca Rules.

Primary Business – refers to greater than 50% of the OTP Holder's business.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules

KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our options markets.

Chief Executive Officer ("CEO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Financial Officer ("CFO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Compliance Officer ("CCO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Operations Officer ("COO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Options Clearing

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Options Trading

Name: _____ CRD: _____

Phone: _____

Email: _____

SECTION 1 – ORGANIZATIONAL PROFILE

Date: _____ SEC #: _____ CRD #: _____ MPID: _____

☐ Application   ☐ Amendment

GENERAL INFORMATION

Name of Applicant Broker-Dealer: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____ Website: _____

Contact Name: _____ Title: _____

Phone: _____ Email: _____

TYPE OF ORGANIZATION

☐ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Sole Proprietor

TYPE OF BUSINESS TO BE CONDUCTED WITH OPTIONS TRADING PERMIT (Check all that apply)

☐ Lead Market Maker   ☐ Remote Market Maker   ☐ Floor Market Maker

☐ Floor Broker   ☐ Clearing Services   ☐ Order Sending

☐ Agency Trading   ☐ Proprietary Trading   ☐ Away Market Making

OTHER BUSINESS ACTIVITIES CONDUCTED BY APPLICANT BROKER_DEALER (Check all that apply)

☐ Lead Market Maker   ☐ Remote Market Maker   ☐ Floor Market Maker

☐ Floor Broker   ☐ Clearing Services   ☐ Order Sending

☐ Agency Trading   ☐ Proprietary Trading   ☐ Away Market Making

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ NYSE MKT   ☐ New York Stock Exchange (NYSE)

☐ Chicago Board Options Exchange (CBOE)   ☐ Chicago Stock Exchange (CHX)

☐ International Securities Exchange (ISE)   ☐ Boston Stock Exchange (BSE)

☐ Financial Industry Regulatory Authority, Inc. (FINRA)   ☐ Nasdaq Stock Market (NQX)

☐ Philadelphia Stock Exchange (PHLX)   ☐ BATS (BATS)

☐ Investors' Exchange LLC (IEX)

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ NYSE Arca, Inc. (NYSE Arca / NYSE Arca Options)   ☐ Other _____

SECTION 2 – MEMBERSHIP AGREEMENT

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE Arca, Inc., as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE Arca, Inc.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE Arca, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE Arca to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE Arca from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE Arca

Applicant Broker-Dealer: _____ CRD#: _____

Signature of Authorized
Officer, Partner, Managing
Member or Sole Proprietor: _____ Date: _____

Print Name: _____ Title: _____

SECTION 3 – FINANCIAL DISCLOSURE

FINANCIAL STATEMENT

☐   Copies of the required financial items as noted on the checklist including: the four (4) most recent FOCUS Reports[3], most recent Audited Financial Statements, and examination reports and corresponding responses.

SOURCE OF CAPITAL

Explain the source of Applicant Broker-Dealer's Capital

_____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (PAIB)

Do you hold a Proprietary Account as an Introducing Broker-Dealer (PAIB)   ☐ Yes   ☐ No

*If Yes: An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If NYSE Arca will be your DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant Broker-Dealer?   ☐ Yes (Explain below)   ☐ No

_____

_____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant Broker-Dealer have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (Explain below)   ☐ No

_____

_____

FINANCIAL ARRANGEMENT

Does the Applicant Broker-Dealer have a financial arrangement with any other Broker-Dealer?

☐ Yes (Explain below)   ☐ No

Type of Arrangement: ☐ Direct Equity Investment   ☐ Any consideration over $5,000
    ☐ Profit Sharing   ☐ Direct Financing
    ☐ Other _____

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

_____

_____

OUTSTANDING DEBT (Check all that apply)

Does the Applicant Broker-Dealer owe money to any of the following?

☐ Any NYSE Arca member or member organization or NYSE Arca OTP Holder

☐ Any other national securities or commodities exchange or national securities association

☐ Any member of any other national securities or commodities exchange or national securities association

Explain to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment.. _____

☐ No, the Applicant Broker-Dealer does not owe money to any of the above referenced persons or entities.

---

[3] Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 4 – DIRECT OWNERS / INDIRECT OWNERS / EXECUTIVE OFFICERS

Please list the following individuals: (A) each Allied Person as defined in NYSE Arca Rule 1.1(b)[4]; (B) each Approved Person as defined in NYSE Arca Rule 1.1(c)[5]; and (C) each Person as defined in NYSE Arca Rule 11.18(b)(2)[6]. **You may submit multiple copies of this form, if needed, or attach a copy of Schedule A and Schedule B of Form BD.**

APPLYING AS: ☐ **ALLIED PERSON** ☐ **APPROVED PERSON**

Name: _____ Title: _____ CRD# _____

Firm Name:: _____ Phone: _____

Email: _____

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

APPLYING AS: ☐ **ALLIED PERSON** ☐ **APPROVED PERSON**

Name: _____ Title: _____ CRD# _____

Firm Name:: _____ Phone: _____

Email: _____

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

APPLYING AS: ☐ **ALLIED PERSON** ☐ **APPROVED PERSON**

Name: _____ Title: _____ CRD# _____

Firm Name:: _____ Phone: _____

Email: _____

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

APPLYING AS: ☐ **ALLIED PERSON** ☐ **APPROVED PERSON**

Name: _____ Title: _____ CRD# _____

Firm Name:: _____ Phone: _____

Email: _____

☐ Designated Supervisor of Authorized Traders

☐ Form U4 and fingerprint information [6] is current and accessible for this person on Web CRD™

---

[4] Pursuant to NYSE Arca Rule 1.1(b), the term "Allied Person" shall refer to an individual, who is: (1) an employee of an OTP Holder who controls such firm, or (2) an employee of an OTP Holder corporation who is a director or a principal executive officer of such corporation, or (3) an employee of an OTP Holder limited liability company who is a manager or a principal executive officer of such limited liability company, or (4) a general partner in an OTP Holder partnership; and who has been approved by the Corporation as an Allied Person.

[5] Pursuant to NYSE Arca Rule 1.1(c), the term "Approved Person" shall refer to a person who is not an OTP Holder, nor an employee or an Allied Person of an OTP Holder, and who: (1) is a director of an OTP Holder, or (2) controls an OTP Holder, or (3) beneficially owns, directly or indirectly, 5% or more of the outstanding equity securities of an OTP holder, or (4) has contributed 5% or more of the partnership capital; and who has been approved by the Corporation as an Approved Person.

[6] NYSE Arca Rule 11.18(b)(2) refers to the designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the Associated Persons of the OTP Holder. Pursuant to NYSE Arca Rule 1.1(d), the term "Associated Person" shall refer to a person who is a partner, officer, director, member of a limited liability company, trustee of a business trust, employee of an OTP Holder or any person directly or indirectly controlling, controlled by or under common control with an OTP Holder.

SECTION 5 – REGISTERED TRADERS

Each Applicant is required to register employees and associated persons in accordance with NYSE Arca rules. Pursuant to these Rules, Applicants must complete the necessary documentation and submit such documentation in the manner prescribed in Rule 2.23. Individual traders of the Applicant must successfully pass any required examination and identify registration with the Exchange within any and all applicable categories on Form U4. Proof of examination requirements, fingerprint card submission, and Form U-4s should be submitted by the Applicant to the Central Registration Depository ("Web CRD®") for review by NYSE Arca. Registration categories include, but are not limited to, the following:

- **MM** – Market Maker Authorized Traders of the Applicant (Series 57 prerequisite)
- **FB** – Floor Broker (Series 57 prerequisite)

Please list all individuals who will conduct trading activity on the Exchange on behalf of the Applicant

REGISTERED TRADER INFORMATION

Name of Applicant: _____ CRD: _____

Date of Birth: _____

Phone: _____ Email: _____

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

☐ Lead Market Maker (LMM)   ☐ Remote Market Maker (RMM)

☐ Floor Market Maker (FMM)   ☐ Floor Broker (FB)

☐ Market Maker Authorized Trader (MMAT)   ☐ Office Nominee (Order Sending & Clearing)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted directly to WebCRD©

☐ Individual has passed or been granted a waiver of the required examination

REGISTERED TRADER INFORMATION

Name of Applicant: _____ CRD: _____

Date of Birth: _____

Phone: _____ Email: _____

TYPE OF BUSINESS ACTIVITY TO BE CONDUCTED (Please check appropriate box below)

☐ Lead Market Maker (LMM)   ☐ Remote Market Maker (RMM)

☐ Floor Market Maker (FMM)   ☐ Floor Broker (FB)

☐ Market Maker Authorized Trader (MMAT)   ☐ Office Nominee (Order Sending & Clearing)

APPLICATION CHECKLIST

☐ A Form U-4 and Fingerprint card has been submitted directly to WebCRD©

☐ Individual has passed or been granted a waiver of the required examination

You may submit multiple copies of this page, if needed

SECTION 6 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), NYSE Arca, Inc. ("NYSE Arca") may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with an OTP Holder for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self regulatory organization;
- had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐ Check here if you DO NOT have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐ Check here if you DO have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:
  1. Name and CRD number of the person(s).
  2. Copies of documents relating to the Statutory Disqualification.
  3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
  4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of _____ (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE Arca shall rely on the information provided pursuant to this Notice in order to preliminarily approve or deny Applicant Broker-Dealer's application for trading privileges, but that NYSE Arca will also perform a complete background check of Applicant Broker-Dealer, and such trading privileges may be immediately revoked by NYSE Arca depending on the results of such background check. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to NYSE Arca any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

Signature of Authorized
Officer, Partner, Managing
Member or Sole Proprietor: _____ Date: _____

Print Name: _____ Title: _____

SECTION 7 – SUPERVISION

Each OTP Holder must identify the person(s) that is a member, partner, director, or officer exercising responsibility for supervision of day-to-day compliance and maintenance of the firms written supervisory procedures ("WSPs"). Additionally, applicants subject to Exchange Act Rule 15c3-1 are required to have a designated Series 27 licensed principal, pursuant to NYSE Arca Rule 4.5-O.

Name of Person responsible for maintaining WSPs: _____ CRD#:_____

☐   Applicant Broker-Dealer's WSPs are enclosed.

Name of Series 27 licensed principal (if applicable): _____ CRD#:_____

NYSE Arca Rules state:
  (a) Adherence to Law – No Options Trading Permit Holder or Associated Person of an Options Trading Permit Holder may engage in conduct in violation of the federal securities laws, the Constitution or the Rules of the Exchange. Every Options Trading Permit Holder must supervise persons associated with the Options Trading Permit Holder as to assure compliance therewith.
  (b) Supervisory System – Each Options Trading Permit Holder for whom NYSE Arca is DEA must establish and maintain a system to supervise the activities of its associated persons and the operations of its business. Such system must be reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE Arca Rules. Final responsibility for proper supervision will rest with the Options Trading Permit Holder. The Options Trading Permit Holder's supervisory system must provide, at a minimum, for the following:
      (1) The establishment and maintenance of written procedures as required by paragraph (c) of this Rule.
      (2) The designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the associated persons of the Options Trading Permit Holder.
      (3) The Options Trading Permit Holder must undertake reasonable efforts to determine that all supervisory personnel are qualified by virtue of experience or training to carry out their assigned responsibilities.
      (4) Each Options Trading Permit Holder must designate and specifically identify to NYSE Arca one or more persons who will be responsible for such supervision.
  (c) Written Procedures – Each Options Trading Permit Holder must establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations, and with NYSE Arca Rules.

Pursuant to this rule, WSPs should describe the following:
  • Specific identification of the individual(s) responsible for supervision – either by name or by title and position.
  • The supervisory steps and reviews to be taken by the appropriate supervisor – this process should identify any exception reports and/or other documents being reviewed and the substantive area being reviewed (e.g., limit order protection, trade reporting, etc.). If an OTP Holder employs automated systems as part of its supervisory system, those systems should also be generally described.
  • The frequency of such reviews – this should be more specific than simply providing for "a review" or a "review from time to time." The frequency of reviews should be described (i.e., daily, weekly, monthly, quarterly, or annually).
  • How reviews will be documented, for example, initialing order tickets or filling out review logs. The procedures should also provide for the documentation of steps taken as a result of supervisory reviews.

For Market Makers, the WSPs and supervisory systems of firms engaged in market making activities must address, at a minimum, trading practice rules (i.e., passive market making, firm quote rule compliance, limit order protection), trading systems, trade reporting, rules compliance and any other material aspect of the firm's market making business. WSPs should include the following subject areas:
  • Size conventions
  • Coordination of quotations, trades and trade reports
  • Improper collaboration and coordination of Market Maker activities
  • Failure to honor quotations
  • Harassment
  • Late and inaccurate trade reporting

ALL OPTIONS TRADING PERMIT HOLDERS MUST KEEP ABREAST OF CHANGES IN LAWS, RULES AND REGULATIONS, MARKET PRACTICES AND INDICATED PATTERNS OF NON-COMPLIANCE AND MUST MODIFY THEIR SUPERVISORY PROCEDURES AND SYSTEMS AS NECESSARY.

SECTION 8 – CLEARING LETTER OF CONSENT
Notice of Consent – To be completed by Clearing OTP Holder of Application Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), the Options Clearing Corporation ("OCC"), and an approved OTP Holder of NYSE Arca, Inc.

The undersigned Clearing OTP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

_____   _____
Applicant Broker-Dealer   CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE Arca Rules and may be relied upon by NYSE Arca, Inc., the NSCC, the OCC, and their respective members. This Notice of Consent shall be subject to NYSE Arca Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing OTP Holder.

_____
Clearing OTP Holder (Broker-Dealer Name)

_____
Clearing OTP Holder (OCC Clearing #)

_____
Clearing OTP Holder (NSCC Clearing #)

_____   _____
Signature of Authorized Officer, Partner or   Signature of Authorized Officer, Partner or
Managing Member of Clearing OTP Holder   Managing Member, or Sole Proprietor of OTP Holder

_____   _____
Print Name / Title   Print Name / Title

_____   _____
Date   Date

NYSE Arca, Inc.

DEA Application Requirements

SECTION 9 - DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS
ITSFEA COMPLIANCE ACKNOWLEDGEMENT

This form should be completed by a Director, Officer, General Partner or Individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with NYSE Arca along with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: _____

SEC #. _____

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in NYSE Arca Rule 1.1(d)) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of NYSE Arca Rules and Federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of NYSE Arca Rules and Federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of NYSE Arca Rules and Federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The Individual(s) responsible for overseeing and supervising the specific element of the member firm or organization's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE Arca), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of NYSE Arca Rule 11.3

_____	_____
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Date
_____	_____
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor	Title

---

Date Application Materials Were Sent to CRS_____

Name of Applicant Firm: _____

Firm CRD #: _____ Completed by/Firm Contact _____

Checklist for Broker-Dealer Applicants:

❑ List of all persons dealing with Customers; Must be Series 7 & 63 qualified

❑ List of all Sales Supervisors & Branch Office Managers, they must be Series 4 or Series 9 (Options) qualified as applicable

❑ Proof of Brokers Blanket Bond Coverage is required to cover loss, fraud and defalcations (NYSE Arca Rule 4.25-O)

❑ Evidence that the firm has engaged the services of a PCAOB approved Auditor. Provide a copy of the audit agreement filed pursuant to SEC Rule 17a-5(f)(2)

❑ A copy of the executed Clearing agreements

❑ A copy of executed Proprietary Account for Introducing Broker (PAIB) agreements

❑ Name of Financial & Operational Principal (FINOP, Series 27 qualified)

❑ List of principals and supervisory employees and their designated areas of responsibility

❑ Written Supervisory Procedures must include specific procedures for business conducted on NYSE Arca and name of individual(s) designated as responsible for supervision. Member or member organization must provide a copy of Written Supervisory Procedures pertaining to the firm's limited public customer business

❑ Proof of Error Account or Letter of Guarantee for public floor brokerage business (ATP firms only)

❑ Provide a copy of most recent FOCUS Report (For firm's where the exchange is not the DEA)

❑ Provide a signed copy of the NYSE Rule 6.43-O(b) Attestation

Please send all documentation along with the checklist to crs@nyse.com.

AP Form

NYSE Arca, Inc.

This Form is to be completed by persons required to be Approved Persons with the Exchange and for whom the required disclosure information is not available on Web CRD®.

Instructions

Prior to completing this form, the persons seeking Approved Person status ("Applicant") should be familiar with the NYSE Arca, Inc. (the "Exchange") Rules, particularly those relating to "Approved Persons," including but not limited to Arca Rule 1.1(c), 2.4, and 2.14

- A copy of the completed Form must be retained by the Applicant and the member organization with which the Applicant is or will be associated ("Member Organization").
- To the extent necessary, provide additional information via a separate attachment referencing the section and question to which the additional information applies.
- The list of Approved Persons must be kept up-to-date with the Exchange and FINRA.
  - o A new AP Form should be completed upon the occurrence of a change (e.g., a change in ownership, a new Approved Person)
  - o The elimination of an existing Approved Person should be provided to the Exchange and FINRA in writing (email is acceptable)
  - o Notification of changes should be provided to the Exchange (crs@nyse.com) and FINRA (Q&RNY@finra.org) within 30 days

For Applicants associated with firms <u>seeking</u> NYSE Arca membership, please email a signed and completed copy of the AP Form to Client Relationship Services at <u>crs@nyse.com</u>.

Section I

1. Full Name of the Applicant: _____

2. Full name and Web CRD # of the Member Organization with which the Applicant is or will be associated:

   Member Organization: _____

   Web CRD#: _____

   Approved Person Status is requested pursuant to the rules of the Exchange because the Applicant is not an ETP/OTP Holder, nor an employee or an Allied Person of a ETP/OTP Firm, and who:

3.
   - ☐ is a director of an ETP/OTP Firm
   - ☐ *controls* an ETP/OTP Firm
   - ☐ beneficially owns, directly or indirectly, 5% or more of the outstanding equity securities of an ETP/OTP Firm
   - ☐ has contributed 5% or more of the partnership capital

4. Is the applicant subject to a *Statutory Disqualification* – as the term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934?

   - ☐ Yes
   - ☐ No

   If an Applicant or any person associated with the Applicant, subsequently become subject to a *Statutory Disqualification* after initial approval, this information must promptly be communicated to the Exchange by sending notification to FINRA at Q&RNY@finra.org.

Section II

1. Address of Applicant's principal place of business (complete address of actual location):

    _____

2. Date and place of incorporation or jurisdiction under the laws of which Applicant was formed:

    _____

3. Indicate whether the Applicant has operated under any other names and identify all such names:

    _____

Section III

By signing below, the Applicant represents and acknowledges the following:

The Applicant is not relying upon the Exchange to provide any information concerning or relating to the Member Organization and agrees that the Exchange has no responsibility to disclose to the Applicant any information concerning or relating to the Member Organization that it may have now or obtain at any future time. The Applicant agrees for itself, its personal representatives, successors and assigns that neither the Exchange, nor any investor, officer, trustee, agent, nor employee of said Exchange shall be liable to the Applicant with respect to the Applicant's investment or interest in the Member Organization or with respect to any repayment of any such investment or interest.

It is understood that the statements made in connection with this Form will be relied upon by the Exchange and may be verified by investigation. The Applicant declares that all such statements are true, complete, current and accurate. It is also recognized that the Exchange reserves the right to request additional information.

The Applicant undertakes and agrees to subject itself to the jurisdiction of the Exchange and to abide by such provisions of the Rules of the Exchange as would at any time apply to an "Approved Person" as such term is defined in Arca Rule 1.1(c).
The Applicant hereby agrees to comply with the relevant provisions of the Securities Exchange Act of 1934, as amended, and the Rules and Regulations thereunder, and to furnish said Exchange with such information with respect to the Applicant's relationship and dealings with its affiliated member organization as the Exchange may require, to supply the Exchange with information relating to the existence of any "statutory disqualification" (as such term is defined in Section 3(a)(39) of the Securities Exchange Act of 1934, as amended) to which the Applicant or any person associated therewith may be subject, to permit examination by the Exchange or its designee of Applicant's books and records in order to verify the accuracy of the aforesaid information, and to subject itself to and abide by the Exchange' disciplinary authority.

Applicant represents that except as is specifically indicated on this form or any supplement thereto, neither it nor any person associated therewith is subject to a statutory disqualification. (See Section 3(a)(39) of the Securities Exchange Act of 1934, as amended).

Applicant covenants and agrees that the foregoing statements, warranties, representations and undertakings will continue to apply with full force and effect notwithstanding that the Member Organization may have changed its name or form of organization, or legal status (but has retained its same SEC Broker Dealer number) unless Applicant shall have otherwise notified the Exchange, in writing.

Signature: _____   Date: _____
          (A Duly Authorized Executive Officer, Senior Partner, Managing Member or
          equivalent of the Applicant)

Printed Name: _____

Title: _____

NYSE Arca Equities Retail Order Tier Form

Instructions: This form is to be completed by NYSE Arca, Inc. (the "Exchange") ETP Holders who would like to participate in the Retail Order Tier.

A "Retail Order" is an agency order <u>or a riskless principal order that meets the criteria of FINRA Rule 5320.03</u> that originates from a natural person and is submitted to the Exchange by an ETP Holder, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology. <u>The term "natural persons" refers to the origination of the order from a request made by a human as opposed to the generation of an order by a computer algorithm. An order from a "natural person" can include orders on behalf of accounts that are held in a corporate legal form, such as an Individual Retirement Account, Corporation, or a Limited Liability Corporation that has been established for the benefit of an individual or group of related family members, provided that the order is submitted by an individual.</u>

Please note: If an NYSE Arca ETP Holder uses an algorithm to determine to send an existing Retail Order into the NYSE Arca Equities Retail Order Tier program, such order is eligible for the Retail Order Tier and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the NYSE Arca ETP Holder assures that the Retail Order meets the underlying requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g. price or side) is not meant to prevent an NYSE Arca ETP Holder from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

An NYSE Arca ETP Holder may submit Retail Orders in a riskless principal capacity, as well as an agency capacity, provided that the member (1) submits a report, contemporaneously with the execution of the facilitated order, identifying the trade as riskless principal to FINRA (or another self-regulatory organization if not required under FINRA rules); and (2) has written policies and procedures to ensure that riskless principal transactions for which the member is relying on this exception comply with applicable FINRA rules.

1. Customer Information

Name of NYSE Arca ETP Holder	
Web CRD Number	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

As an NYSE Arca ETP Member Organization, do you currently have connectivity to the Exchange?	☐ Yes ☐ No
Is this connection utilized for order routing, receiving market data or both?	☐ Order Routing ☐ Receiving Market Data ☐ Both
If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate document with this firm or firms. We have a Broker Dealer Customer Form that we can provide for your convenience.	

3. Retail Order Tier Supervisory Requirements

By executing this Application, the Applicant attests that substantially all orders submitted to NYSE Arca by the Applicant via Retail Order Ports or tagged as "Retail Orders" in the order entry message are Retail Orders and would meet the qualifications for such orders under the Retail Order Tier. An ETP Holder would be required to designate its Retail Order Ports, including adding new Retail Order Ports or removing existing Retail Order Ports that would no longer be used to submit Retail Orders, no later than the fifth trading day of the month in which the desired change is to become effective.

Applicant further attests that it has in place Written Supervisory Procedures (WSPs). Such WSPs require Applicant to:

(i) exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements specified by the Exchange, including that the Applicant maintain adequate substantiation that substantially all orders sent to the Exchange as Retail Orders meet the definition and that those orders not meeting the definition are agency orders that cannot be segregated from Retail Orders due to system limitations and are de minimis in terms of the overall number of Retail Orders submitted and (ii) monitor whether orders entered as Retail Orders meet the applicable requirements.

In addition, if Applicant represents Retail Orders from another broker-dealer customer, Applicant's WSPs must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as Retail Orders meet the definition of a Retail Order.

The Applicant must (i) obtain an annual written representation, in a form acceptable to the Exchange, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements specified by the Exchange; and (ii) monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

Name (Printed)	
Name (Signature)	
Title	
Date	

ATTACHMENT A

An ETP Holder is required to either designate certain of its order entry ports as "Retail Order Ports" and attest that substantially all orders submitted to the Exchange via such Retail Order Ports are Retail Orders or tag each order as a "Retail Order" in the order entry message. Additionally, an ETP Holder is required to designate its Retail Order Ports, including <u>adding new</u> Retail Order Ports or <u>removing existing</u> Retail Order Ports that would no longer be used to submit Retail Orders, **no later than the fifth trading day of the month** in which the desired change is to become effective.

If your firm would like to <u>create new</u> ports to be designated as "Retail Order Ports" please complete the **Customer Session Request Form** found here: <u>https://www.nyse.com/publicdocs/nyse/markets/nyse/Client_Session_Request_Form.pdf</u> and email this form to the Connectivity team at <u>connectivity@nyse.com</u>. *Please Note: These new ports should be created prior to completing this form. Once you have established these new ports with the Connectivity team you may then submit this form stating which ports will be designated as "Retail Order Ports."*

Provide a list below of all ports that will be used as Retail Order Ports. *Please Note: These order entry ports must be designated by the Firm as "Retail Order Ports".*

Alternatively, an ETP Holder may designate Retail Orders by entering the value "RET" in Fix Tag 50, or the ArcaDirect field: SenderSubID.

☐   Checking this box identifies the ETP Holder's intention to mark Retail Orders by FIX or ArcaDirect field. ETP Holder attests that all orders submitted to the Exchange identified as RET are Retail Orders.

NYSE Arca ETP Holder

_____

Authorized Signatory of the Firm

_____

Print Contact Name

_____

Title

_____

Date

Please return to Client Relationship Services at <u>crs@nyse.com</u>.

NYSE Arca Retail Liquidity Provider (RLP) Application

Instructions: In order to ensure your Firm's participation in the NYSE Arca Retail Liquidity Provider ("RLP") program and to ensure that connectivity is established between NYSE Arca and your Firm, and that only employees of your Firm have access to NYSE Arca facilities and systems using your Firm's connection, the completion of this application is required prior to RLP approval.

See NYSE Arca Rule 7.44-E for a full definition of terms and requirements of the RLP program.

1. Customer Information

Name of Member Firm	
Business Address	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Is your firm currently an Approved Equity Trading Permit Holder and Market Maker? *NYSE Arca requires RLP applicants to be registered as Market Makers or Lead Market Makers.*	☐ Yes ☐ No
As a NYSE Arca Member Organization, do you currently have connectivity to route orders to the Exchange?	☐ Yes ☐ No
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE Arca connectivity, please provide the name of the technology provider.	

Please provide the NYSE Arca Market Maker Authorized Trader IDs that will be used for the RLP program and corresponding symbols you would like assigned to each.* **Please Note:** Only one of your Firm's MM ID's can be designated as the RLP in a given symbol. However, your Firm can use different MM ID's for different symbols.

MM ID:_____   Symbols:_____

MM ID:_____   Symbols:_____

MM ID:_____   Symbols:_____

MM ID:_____   Symbols:_____

* If necessary, applicants may attach a list of MMIDs that will be used for the RLP program and corresponding symbols you would like assigned to each

Please describe the current business structure of the division within your Firm that will become an RLP.

Please attach documentation that will demonstrate your Firm's ability to meet the requirements of an RLP pursuant to NYSE Arca Rule 7.44-E.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com.

NYSE Arca, Inc. - Retail Member Organization Application

Instructions: The completion of this application is required in order for your Firm to participate in the NYSE Arca Retail Liquidity Program ("RLP") as a Retail Member Organization ("RMO"), to establish connectivity between NYSE Arca and your Firm, and to ensure that only employees of your Firm have access to NYSE Arca facilities and systems using your Firm's connection. To qualify as an RMO, an ETP Holder must conduct a retail business or route retail orders on behalf of another broker-dealer. For purposes of this program, conducting a retail business includes carrying retail customer accounts on a fully disclosed basis.

A "Retail Order" is an agency order that originates from a natural person and is submitted to NYSE Arca by an RMO, provided that no change is made to the terms of the order with respect to price or side of market and the order does not originate from a trading algorithm or any other computerized methodology.

Please note: If an RMO uses an algorithm to determine to send an existing Retail Order into the NYSE Arca RLP program, such order is acceptable to the program and is not deemed to have originated from a trading algorithm strictly as a result of the brokerage firm's algorithm, provided that the RMO assures that the Retail Order meets the underlying rule requirements, including that the routing algorithm does not change the terms of the order with respect to price or side of the market. Additionally, the Retail Order provision preventing changes to the terms of the order (e.g. price or side) is not meant to prevent an RMO from ensuring a better execution experience for the retail customer, such as by adding a limit to a Retail Order.

An RMO may submit Retail Orders in a riskless principal capacity as well as an agency capacity, provided that (i) the entry of such riskless principal orders meets the requirements of FINRA Rule 5320.03, including that the RMO maintains supervisory systems to reconstruct, in a time-sequenced manner, all Retail Orders are entered on a riskless principal basis; and (ii) the RMO does not include non-retail orders together with the Retail Orders as part of the riskless principal transaction.

See NYSE Arca Rule 7.44-E for a full definition of terms and requirements of the RLP program.

1. Customer Information

Name of Member Firm ("Applicant")	
Business Address	
Business Contact Name	
Business Contact Phone	
Business Contact E-Mail	

2. Business and Technology Questions

Does your firm currently send orders to the Exchange using multiple ETP IDs?	☐ Yes ☐ No
Please identify all ETP IDs that will be used to submit Retail Orders.	
As an NYSE Arca Member Organization, do you currently have connectivity to the Exchange?	☐ Yes ☐ No
Is this connection utilized for order routing, receiving market data or both?	☐ Order Routing ☐ Receiving market data ☐ Both
Is this connection enabled to designate Retail Orders by entering the value "RET" in Fix Tag 50, or the ArcaDirect field: SenderSubID.	☐ Yes
If you are using a Service Bureau (e.g., Order Management System "OMS") for NYSE Arca connectivity, please provide the name of the technology provider.	
If you are routing retail order flow on behalf of one or more broker-dealer customers, your firm will be required to execute a separate document with this firm or firms. That document should be kept for your files, and is not required to be submitted to the NYSE Arca exchange unless requested.	

Please describe the current business structure of the division within your Firm that qualifies you as an RMO.

Please provide supporting documentation sufficient to demonstrate the retail nature and characteristics of your order flow. For example, please provide sample marketing literature, website screenshots, and other publicly disclosed materials describing the retail nature of your order flow, and such other documentation and information as the Exchange may require to obtain reasonable assurance that the applicant's order flow would meet the requirements of the Retail Order definition.

3. RMO Supervisory Requirements

By executing this Application, the Applicant attests that substantially all orders submitted by the Applicant as a Retail Order would meet the qualifications for such orders under NYSE Arca Rule 7.44-E. Applicant further attests that it has in place Written Supervisory Procedures (WSPs) pursuant to Rule 7.44-E (b)(6).

Such WSPs require Applicant to:

(i)   exercise due diligence before entering a Retail Order to assure that entry as a Retail Order is in compliance with the requirements of this Rule, and

(ii) monitor whether orders entered as Retail Orders meet the applicable requirements. If an RMO represents Retail Orders from another broker-dealer customer, the RMO's supervisory procedures must be reasonably designed to assure that the orders it receives from such broker-dealer customer that it designates as Retail Orders meet the definition of a Retail Order.

The Applicant must:

(i)   obtain an annual written representation, in a form acceptable to the Exchange, from each broker-dealer customer that sends it orders to be designated as Retail Orders that entry of such orders as Retail Orders will be in compliance with the requirements of this Rule; and

(ii) monitor whether its broker-dealer customer's Retail Order flow meets the applicable requirements.

Name (Printed)	
Name (Signature)	
Title	
Date	

Please return to Client Relationship Services at crs@nyse.com.

Enrollment Form for ETF Liquidity Provider Program (ELP) on NYSE Arca

Equity Trading Permit ("ETP") Holders of NYSE Arca, Inc. ("NYSE Arca") are eligible to participate in the ETF Liquidity Provider Program (ELP) in less-active ETFs listed on NYSE Arca by completing this enrollment form. ETP Holders are required to select a designated Equity Trading Permit ID ("ETPID") on UGW and/or Market Participant ID (MPID) on NGW to track enrollment requirements. Capitalized terms used in this enrollment form (but not defined here) are defined in the NYSE Master User Agreement.

General Information

Firm Name: _____

Business Address: _____

City: _____ State: _____ Zip: _____

Business Phone: _____ CRD #: _____ ETPID/ MPID: _____

ELP Firm Performance Report

As an ELP participant, the above firm will receive a daily report of their performance in the ELP eligible symbols. Please indicate an email address below for report receipt:

Email: _____

Authorization and Acceptance

The ETP Holder, by its duly authorized officer identified below, certifies the information on this form is accurate. ETP Holders are required to update promptly any information on the form if it becomes inaccurate. By signing this form, the ETP Holder agrees that NYSE Arca can publicly identify the enrollee as a liquidity provider in the ELP program and provide the enrollee's name and its quoting performance in the security(ies) in which it has qualified as a liquidity provider under the ELP program to the issuer of the security(ies). The ETP Holder acknowledges that completion of this form by itself will not result in any credits and that credits will be determined solely by NYSE Arca in accordance with the requirements of the Rules of NYSE Arca.

Signature of Authorized Officer: _____

Name: _____

Title: _____

Phone: _____

Email Address: _____

Date: _____

Completed application and revisions should be returned via email to crs@nyse.com.

NYSE Arca, Inc.

CROWD PARTICIPANT PROGRAM SYMBOL REGISTRATION APPLICATION*

*Must be an existing Market Maker ETP in order to submit this application

NYSE ARCA CROWD PARTICIPANT PROGRAM (CPP) SYMBOL REGISTRATION

Unless otherwise indicated by NYSE Arca, this application shall be submitted only by a registered Market Maker Equity Trading Permit ("METP") holder applying to become a Crowd Participant ("CP") in a particular NYSE Arca listed Exchange Traded Product ("ETP"). Please send the completed form to LMMGreenSheetDistribution@nyx.com

Date: _____ SEC #: _____ CRD #: _____ MPID: _____

(If NASDAQ Participant)

Name of Applicant METP: _____

Business Contact: _____ Business Phone: _____

Business Email: _____

Solicitations for CPP Applications in individual securities
should be sent to this Email address: _____

Name, telephone number, and email address of the contact that will serve as the CP Designee:

Name: _____ **Phone:** _____ **Email:** _____

The Designee will serve as the main contact for the CPP.

PROPOSED REGISTRATIONS - Please list the security in which you are applying to become a CP:

Security Name:	Symbol:

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

_____ _____
Signature of Authorized Officer, Partner, Managing   Date
Member, or Sole Proprietor

_____ _____
Print Name   Title

NYSE Arca, Inc.

Equity Trading Permit Application and Contracts

TABLE OF CONTENTS

	Page
Application Process	2
Application Checklist & Fees	3
Explanation of Terms	4
Application for Equity Trading Permit (Sections 1-6)	6 - 11
Clearing Letter of Consent for Non-Self Clearing Applicants (Section 7)	12
Archipelago Securities™ Routing Agreement (Section 8)	14 - 16
Individual Registration & Key Personnel (Section 9)	17 - 18
Designated Examining Authority (DEA) Applicant ETP (Section 10)	20

APPLICATION PROCESS

Filing Requirements
Prior to submitting the Application for Equity Trading Permit ("ETP"), an Applicant Broker-Dealer must file a Uniform Application for Broker-Dealer Registration (Form-BD) with the Securities and Exchange Commission and register with the FINRA Central Registration Depository ("Web CRD®").

Checklist
Applicant Broker-Dealer must complete and submit all applicable materials addressed in the Application Checklist (page 4) to crs@nyse.com.

Note: All application materials sent to NYSE Arca will be reviewed by NYSE Arca's Client Relationship Services ("CRS") Department for completeness. The applications are then submitted to FINRA who performs the application approval recommendation. All applications are deemed confidential and are handled in a secure environment. CRS or FINRA may request applicants to submit documentation in addition to what is listed in the Application Checklist during the application review process, pursuant to NYSE Arca Rule 2.4. If you have questions on completing the application, you may direct them to: Client Relationship Services: Email: crs@nyse.com or (212) 896-2830 option 5.

Application Process
- Following submission of the Application for Equity Trading Permit and supporting documents to NYSE Arca, Inc. ("NYSE Arca"), the application will be reviewed for accuracy and regulatory or other disclosures. NYSE Arca will submit the application to FINRA for review and approval recommendation.

- If review of Statutory Disqualification Disclosure information and/or a background investigation indicates that the Applicant Broker-Dealer has an associated person(s) with a possible statutory disqualification, NYSE Arca will contact the representative of the Applicant Broker-Dealer to discuss the statutory disqualification process.

- If it appears that the Applicant Broker-Dealer has outstanding debt, civil judgment actions and/or regulatory disciplinary actions, the Applicant Broker-Dealer will be contacted by NYSE Arca for further information.

- Applicants who have completed and returned all documents without indication of a statutory disqualification, outstanding debt, civil judgment actions and/or regulatory disciplinary actions will be presented to NYSE Arca for approval or disapproval without delay.

  ✓ Applicant Broker-Dealer will be subject to disciplinary action if false or misleading answers are given pursuant to the Application for Equity Trading Permit.

- NYSE Arca does not accept fingerprint cards. Fingerprint cards must be submitted directly to FINRA within 30 days of filing the Form U4. The fingerprint cards must be cleared by the FBI for individuals who seek to register with NYSE Arca or be approved by NYSE Arca. Firms may request FINRA-approved fingerprint cards through the Gateway Call Center at: (301) 590-6500. Fingerprint cards should be sent directly to: For Regular U.S. Mail: FINRA, Registration and Disclosure Department, P.O. Box 9495, Gaithersburg, MD 20898-9495. P.O. Boxes will not accept courier or overnight deliveries. For Express/Overnight Mail Delivery: FINRA, Registration and Disclosure Department, 9509 Key West Avenue, Rockville, MD 20850. If a phone number is required for the recipient, provide: (301) 590-6500. Your firm should receive the FBI search results in the "Fingerprint Status Received from FBI Notice Queue" within three business days after the card is sent to the FBI. Additional information regarding the submission of fingerprints to Web CRD may be obtained on the FINRA Web site: https://firms.finra.org/webcrd.

- NYSE Arca will promptly notify the Applicant Broker-Dealer, in writing, of their Membership decision.

In the event an Applicant Broker-Dealer is disapproved by NYSE Arca, the Applicant Broker-Dealer has an opportunity to be heard upon the specific grounds for the disapproval, in accordance with the provisions of NYSE Arca Rule 10.13. A disapproved applicant desiring to be heard must, within thirty (30) calendar days of the date upon which the Corporation's decision was mailed to the applicant, file a petition in accordance with the provisions of Rule 10.13

APPLICATION CHECKLIST & FEES[1]

DOCUMENTATION CHECKLIST FOR NON-NYSE ARCA DEA BROKER-DEALER APPLICANTS

❑ Application for Equity Trading Permit

   o   Sections 1-6, and 8-9 are MANDATORY for all applicants
   o   Section 7 if applicant is not self-clearing

❑ Signed Master User Agreement

❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's WebCRD®

❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[2]

   o   Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B
   o   Designated supervisors and principals

❑ Financial Documentation

   o   Four (4) Most Recent FOCUS Reports[3] and the Most Recent Audited Financial Statements, if applicable
   o   Most Recent Balance Sheet and Capital Computation
   o   Six Month Profit/Loss Projection

❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports

❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

❑ Copy of Written Supervisory Procedures[4], Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

DOCUMENTATION CHECKLIST FOR NYSE ARCA DEA BROKER-DEALER APPLICANTS

❑ Application for Equity Trading Permit

   o   Sections 1-6, and 8-10 are MANDATORY for all applicants
   o   Section 7 if applicant is not self-clearing

❑ Signed Master User Agreement

❑ Form BD, including Schedules & Disclosure Reporting pages must be up to date and accurate on FINRA's WebCRD®

❑ A Form U-4 and Fingerprint cards for the following individuals needs to be submitted directly to the FINRA, if not currently available on Web CRD®[2]

   o   Direct/Indirect Owners, Allied Persons, and Approved Persons as listed on Form BD Schedules A & B
   o   Designated supervisors and principals
   o   All Authorized Traders

❑ NYSE Arca AP Form to be completed by persons required to be Approved Persons with the Exchange and for whom the required disclosure information is not available on Web CRD®.

❑ Financial Documentation

   o   Four (4) Most Recent FOCUS Reports[3] and the Most Recent Audited Financial Statements, if applicable
   o   Most Recent Balance Sheet and Capital Computation
   o   Six Month Profit/Loss Projection
   o   Subordination Agreements, if applicable

❑ Proprietary Accounts of Introducing Broker-Dealers (PAIB) Agreements, if applicable

❑ All examination reports and corresponding responses from the Applicant Broker-Dealer for the last two exam reports

❑ Organizational Documents: Articles of Incorporation and Bylaws; Partnership Agreement; Limited Liability Company ("LLC") Agreements; Operating Agreement; or similar documentation

❑ Copy of Written Supervisory Procedures[4], Anti-Money Laundering Procedures, and Insider Trading Act Procedures (if separate)

Note: All ETP Holders are responsible for maintaining a list of all Authorized Traders, and such list must be made available to NYSE Arca upon request as required by NYSE Arca Rule 7.30-E.

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[1] For a list of fees, please review the "Schedule of Fees and Charges for Exchange Services" found at https://www.nyse.com/publicdocs/nyse/markets/nyse-arca/NYSE_Arca_Marketplace_Fees.pdf . Additional fees to those listed within this application may apply.
[2] A $125 Investigation Fee may be required for each Control Person, Allied Person, Approved Person, Designated Supervisor or Authorized Trader (DEA Applicants Only) for whom required information is not available on Web CRD®.
[3] Applicants must demonstrate that they have current net capital of 140% of their minimum net capital requirement or $20,000 in excess of their minimum dollar net capital requirement, **whichever is greater**. If the Broker-Dealer has reported net losses for the period reviewed, the Firm's financial statements must demonstrate that its excess net capital can withstand six (6) consecutive months of average losses. Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements reflecting the Balance Sheet and Profit & Loss Statement detail for each month for the most recent six (6) months or since inception, whichever is less.
[4] Market Maker applicants must include, but are not limited to, the following NYSE Arca Equity Rules: 6.3 (Prevention of the Misuse of Material, Nonpublic Information), 6.17 (Anti-Money Laundering Compliance Program), 6.18 (Supervision), and 7.20 – 7.25 (Market Makers).

EXPLANATION OF TERMS

For purposes of this application, the following terms shall have the following meanings:

Applicant Broker-Dealer – is the Broker-Dealer organization applying for an Equity Trading Permit or amending this form.

Associated Person - a person who is a partner, officer, director, member of a LLC, trustee of a Business Trust, or employee of an ETP Holder or any person directly or indirectly controlling, controlled by or under common control with an ETP Holder.

Authorized Trader – a person who may submit orders to NYSE Arca, LLC's trading facilities on behalf of his or her ETP Holder or Sponsored Participant.

Clearing Services - a Broker-Dealer who receives and executes customers' instructions, prepares trade confirmations, sends the money related to the trades, arranges for the physical movement of securities, and shares responsibility with an introducing broker-dealer for compliance with regulatory requirements.

Control – (as defined on Form-BD) the power, directly or indirectly, to direct the management or policies of a company, whether through ownership of securities, by contract or otherwise. Any person that (1) is a director, general partner or officer exercising executive responsibility (or having similar status or functions); (2) directly or indirectly has the right to vote 25% or more of a class of a voting security or has the power to sell or direct the sale of 25% or more of a class of voting securities; or (3) in the case of a partnership, has the right to receive upon dissolution, or has contributed, 25% or more of the capital, is presumed to control that company.

Central Registration Depository System ("Web CRD®") – A centralized electronic registration system maintained by FINRA which provides information on registered representatives and principals for members of participant organizations. This database contains employment history, exam scores, licensing information, disciplinary actions, fingerprint results, and other related registration information. NYSE Arca, Inc. is a participant of this system.

Designated Examining Authority ("DEA") – the SEC will designate one Self-Regulatory Organization ("SRO") to be a Broker-Dealer's examining authority, when the Broker-Dealer is a Member or ETP Holder of more than one SRO. Every Broker-Dealer is assigned a DEA, who will examine the Broker-Dealer for compliance with financial responsibility rules.

Designated Supervisor – refers to any person that is a partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising Authorized Trader(s) ("AT") (as defined in NYSE Arca Rule 1.1(e)).

Direct Owners/Executive Officers – Allied Persons and Approved Persons, as those terms are defined by NYSE Arca Rules 1.1(b) and 1.1(c), respectively, and generally refer to (1) a director, general partner or officer exercising executive responsibility (or having similar status or function); or (2) directly or indirectly has the right to vote 5% or more of a class of voting security or has the power to sell or direct the sale of 5% or more of a class of voting securities; (3) is entitled to receive 5% or more of the net profits; (4) in the case of a partnership, all general partners and those limited and special partners that have the right to receive upon dissolution or have contributed, 5% or more of the capital; or (5) in the case of a LLC, those members that have the right to receive upon dissolution, or have contributed, 5% or more of the LLC's capital, and if managed by elected managers, all elected managers.

ETP or ETP Holder– an Equity Trading Permit issued by the Corporation for effecting approved securities transactions on the Corporation's trading facilities. An ETP may be issued to a Sole Proprietor, Partnership, Corporation, LLC or other organization which is a registered Broker or Dealer, pursuant to Section 15 of the Securities Exchange Act of 1934, as amended, and which has been approved by the Corporation.

Financial Arrangement – (1) the direct financing of an ETP Holder's dealings upon the Exchange; (2) any direct equity investment or profit sharing arrangement; or (3) any consideration over the amount of $5,000.00 including, but not limited to, gifts, loans, annual salaries or bonuses.

Market Maker -is obligated to maintain continuous two-sided Q Orders in those securities in which the Market Maker is registered to trade, pursuant to NYSE Arca Rule 7.23-E

Market Maker Authorized Trader ("MMAT") – an authorized trader who performs market-making activities pursuant to NYSE Arca Rule 7.21-E, on behalf of a Market Maker.

NYSE Arca, Inc. ("NYSE Arca" or the "Corporation") – a Delaware corporation as described in the Corporation's Certificate of Incorporation and Bylaws. NYSE Arca is a national securities exchange as that term is defined by Section 6 of the Securities Exchange Act of 1934, as amended. NYSE Arca, Inc. is the Self-Regulatory Organization for NYSE Arca, LLC

NYSE Arca, LLC – The equities marketplace and a trading facility of NYSE Arca, Inc.

Primary Business – refers to greater than 50% of the ETP Holder's business.

Self-Regulatory Organization ("SRO") - each exchange or national securities association is an SRO. Each SRO must have rules that provide for the expulsion, suspension and other discipline of member Broker-Dealers for violation of the SRO's rules.

NYSE Arca, Inc.

Equity Trading Permit Application and Clearing Letter of Consent

SECTION 1 – ORGANIZATIONAL PROFILE

Date: _____ SEC #: _____ CRD #: _____ MPID: _____
(If NASDAQ Participant)

GENERAL INFORMATION

Name of Applicant Broker-Dealer: _____

Business Address: _____

City: _____ State: _____ Zip Code: _____

Business Phone: _____ Website: _____

Contact Name: _____ Title: _____

Phone: _____ Email: _____

TYPE OF ORGANIZATION

☐ Corporation ☐ Limited Liability Company ☐ Partnership ☐ Sole Proprietor

TYPE OF BUSINESS TO BE CONDUCTED WITH EQUITY TRADING PERMIT (Check all that apply)

☐ Market Maker* ☐ Public Customer Business ☐ Clearing Services ☐ Proprietary Trading

☐ Other _____

* Please also complete Application for Market Maker Registration

OTHER BUSINESS ACTIVITIES CONDUCTED BY APPLICANT BROKER_DEALER (Check all that apply)

☐ Investment Banking ☐ Public Customer Business ☐ Options Market Making

☐ Proprietary Trading ☐ Other _____

OTHER SELF-REGULATORY ORGANIZATION MEMBERSHIPS (Check all that apply)

☐ NYSE American ☐ New York Stock Exchange (NYSE)

☐ Chicago Board Options Exchange (CBOE) ☐ Chicago Stock Exchange (CHX)

☐ International Securities Exchange (ISE) ☐ Boston Stock Exchange (BSE)

☐ Financial Industry Regulatory Authority, Inc. (FINRA) ☐ Nasdaq Stock Market (NQX)

☐ Philadelphia Stock Exchange (PHLX) ☐ BATS (BATS)

☐ Investors' Exchange LLC (IEX)

APPLICANT'S DESIGNATED EXAMINING AUTHORITY ("DEA")

☐ NYSE Arca, Inc. ☐ Other _____

SECTION 2 - MEMBERSHIP AGREEMENT

Applicant Broker-Dealer agrees to abide by the Bylaws and Rules of NYSE Arca, Inc., as amended from time to time, and all circulars, notices, interpretations, directives or decisions adopted by NYSE Arca, Inc.

Applicant Broker-Dealer authorizes any SRO, commodities exchange, governmental agency or similar entity to furnish to NYSE Arca, upon its request, any information that such person may have concerning the ability, business activities, and reputation of Applicant Broker-Dealer or its associated persons, and releases such person or entity from any and all liability in furnishing such information. Applicant Broker-Dealer authorizes NYSE Arca to make available to any governmental agency, SRO, commodities exchange or similar entity, any information it may have concerning the Applicant Broker-Dealer or its associated persons, and releases NYSE Arca from any and all liability in furnishing such information.

Applicant Broker-Dealer acknowledges its obligation to update any and all information contained in any part of this application, including termination of membership with another SRO, which may cause a change in the Applicant Broker-Dealer's DEA. It is understood that in that event, additional information may be required by NYSE Arca.

_____

Applicant Broker-Dealer

_____   _____
Signature of Authorized Officer, Partner, Managing Member, or Sole   Date
Proprietor

_____   _____
Print Name of Authorized Officer, Partner, Managing Member, or Sole   Title
Proprietor

SECTION 3 – FINANCIAL DISCLOSURE

FINANCIAL STATEMENT

☐   Copies of the required financial items as noted on the checklist including: the four (4) most recent FOCUS Reports[5] and most recent Audited Financial Statements, and all examination reports and corresponding responses.

SOURCE OF CAPITAL

Explain the source of Applicant Broker-Dealer's Capital

_____

PROPRIETARY ACCOUNTS OF INTRODUCING BROKER-DEALERS (PAIB)

Do you hold a Proprietary Account as an Introducing Broker-Dealer (PAIB)   ☐ Yes   ☐ No

*If Yes: An introducing Broker-Dealer must notify its DEA in writing when it has entered into a PAIB Agreement with a clearing Broker-Dealer regarding the net capital treatment of assets held in proprietary accounts. Assets (cash and securities) held in trading accounts without a PAIB Agreement are considered to be non-allowable in the computation of net capital under SEC Rule 15c3-1. If NYSE Arca will be your DEA, please enclose a copy of all PAIB Agreements you have entered into with a clearing broker-dealer.

SUBORDINATED LOANS

Have any subordinated loans been made to Applicant Broker-Dealer?   ☐ Yes (Explain below)   ☐ No

_____

_____

FINANCIAL OR CONTROLLING INTERESTS

Does the Applicant Broker-Dealer have a financial or controlling (as defined in Form-BD) interest (through direct or indirect stock or bond ownership, through outstanding loans, or otherwise) in any organization engaged in a securities, financial or related business?

☐ Yes (Explain below)   ☐ No

_____

_____

FINANCIAL ARRANGEMENT

Does the Applicant Broker-Dealer have a financial arrangement with any other Broker-Dealer?

☐ Yes (Explain below)   ☐ No

Type of Arrangement:
   ☐ Direct Equity Investment   ☐ Any consideration over $5,000
   ☐ Profit Sharing   ☐ Direct Financing
   ☐ Other _____

Terms of Arrangement (include the names of all participants in the arrangement, and the nature and terms of the arrangement):

_____

_____

OUTSTANDING DEBT (Check all that apply)

Does the Applicant Broker-Dealer owe money to any of the following?

☐ Any NYSE Arca member or member organization or NYSE Arca ETP Holder

☐ Any other national securities or commodities exchange or national securities association

☐ Any member of any other national securities or commodities exchange or national securities association

Explain to whom the money is owed and the dollar amount. Attach a copy of arrangements made for repayment of this debt and evidence of an agreement of repayment.. _____

_____

☐ No, the Applicant Broker-Dealer does not owe money to any of the above referenced persons or entities.

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[5] Applicant Broker-Dealers that do not have the requested financial information available are required to submit Pro Forma Financial statements for the most recent six (6) months or since inception, whichever is less.

SECTION 4 – DIRECT OWNERS / INDIRECT OWNERS / EXECUTIVE OFFICERS

Please list the following individuals: (A) each Allied Person as defined in NYSE Arca Rule 1.1(b)[6]; (B) each Approved Person as defined in NYSE Arca Rule 1.1(c)[7]; and (C) each Person as defined in NYSE Arca Rule 11.18(b)(2)[8].

<u>You may submit multiple copies of this form, if needed, or attach a copy of Schedule A and Schedule B of Form BD.</u>

APPLYING AS: ☐ **ALLIED PERSON**   ☐ **APPROVED PERSON**

Name: _____ Title: _____ CRD# _____

Firm Name:: _____ Phone: _____

☐ Designated Supervisor of Authorized Traders

Email: _____

☐ Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

APPLYING AS: ☐ **ALLIED PERSON**   ☐ **APPROVED PERSON**

Name: _____ Title: _____ CRD# _____

Firm Name:: _____ Phone: _____

☐ Designated Supervisor of Authorized Traders

Email: _____

☐ Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

APPLYING AS: ☐ **ALLIED PERSON**   ☐ **APPROVED PERSON**

Name: _____ Title: _____ CRD# _____

Firm Name:: _____ Phone: _____

☐ Designated Supervisor of Authorized Traders

Email: _____

☐ Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

APPLYING AS: ☐ **ALLIED PERSON**   ☐ **APPROVED PERSON**

Name: _____ Title: _____ CRD# _____

Firm Name:: _____ Phone: _____

☐ Designated Supervisor of Authorized Traders

Email: _____

☐ Form U4 and fingerprint information[8] is current and accessible for this person on Web CRD™

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[6] Pursuant to NYSE Arca Rule 1.1(b), the term "Allied Person" shall refer to an individual, who is: (1) an employee of an ETP Holder who controls such firm, or (2) an employee of an ETP Holder corporation who is a director or a principal executive officer of such corporation, or (3) an employee of an ETP Holder limited liability company who is a manager or a principal executive officer of such limited liability company, or (4) a general partner in an ETP Holder partnership; and who has been approved by the Corporation as an Allied Person.

[7] Pursuant to NYSE Arca s Rule 1.1(c), the term "Approved Person" shall refer to a person who is not an ETP Holder, nor an employee or an Allied Person of an ETP Holder, and who: (1) is a director of an ETP Holder, or (2) controls an ETP Holder, or (3) beneficially owns, directly or indirectly, 5% or more of the outstanding equity securities of an ETP holder, or (4) has contributed 5% or more of the partnership capital; and who has been approved by the Corporation as an Approved Person.

[8] NYSE Arca Rule 11.18(b)(2) refers to the designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the Associated Persons of the ETP Holder. Pursuant to NYSE Arca Rule 1.1(f), the term "Associated Person" shall refer to a person who is a partner, officer, director, member of a limited liability company, trustee of a business trust, employee of an ETP Holder or any person directly or indirectly controlling, controlled by or under common control with an ETP Holder.

SECTION 5 – STATUTORY DISQUALIFICATION DISCLOSURE

Pursuant to the Securities Exchange Act of 1934, as amended ("the Act"), NYSE Arca, Inc. ("NYSE Arca") may deny (or may condition) trading privileges or may bar a natural person from becoming associated (or may condition an association) with an ETP Holder for the same reasons that the Securities and Exchange Commission may deny or revoke a broker-dealer registration under the Act. The Act provides for Statutory Disqualification if a person has:

- Been expelled, barred or suspended from membership in or being associated with an member of a self regulatory organization;
- had broker, dealer or similar privileges denied or suspended or caused such denial or suspension of another;
- Violated any provision of the Act; or
- Been convicted of a theft or securities related misdemeanor or any felony within ten (10) years of the date of applying for membership status or becoming an Associated Person.

☐   Check here if you DO NOT have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.

☐   Check here if you DO have person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification.*

Please identify any such person(s) associated with the Applicant Broker-Dealer who is or may be subject to Statutory Disqualification. Additionally, identify any such person(s) who are associated with the Applicant Broker-Dealer and who have been approved for association or continued association by another SRO due to a Statutory Disqualification.

* Attach a sheet identifying any such person(s), including the following information:
1. Name of the person(s).
2. Copies of documents relating to the Statutory Disqualification.
3. Description of each such person's duties (for non-registered individuals, this should include a statement indicating if the position allows access to books, records, funds or securities).
4. Explanation of action taken or approval given by any other SRO regarding each person.

On behalf of _____ (Applicant Broker-Dealer), I hereby attest and affirm that I have read and understand the above and the attached information, and that the answers and the information provided (including copies of any documents) are true and complete to the best of my knowledge. I acknowledge that NYSE Arca shall rely on the information provided pursuant to this Notice in order to preliminarily approve or deny Applicant Broker-Dealer's application for trading privileges, but that NYSE Arca will also perform a complete background check of Applicant Broker-Dealer, and such trading privileges may be immediately revoked by NYSE Arca depending on the results of such background check. I understand that Applicant Broker-Dealer will be subject to a disciplinary action if false or misleading answers are given pursuant to this Notice. I also acknowledge the obligation of Applicant Broker-Dealer to submit to NYSE Arca any amendment to any document submitted as part of its application, including but not limited to this Notice, within ten (10) business days of such amendment or change.

_____   _____
Signature of Authorized Officer, Partner, Managing Member, or Sole   Date
Proprietor

_____   _____
Print Name of Authorized Officer, Partner, Managing Member, or Sole   Title
Proprietor

SECTION 6 – SUPERVISION

Each ETP Holder must identify the person(s) that is a member, partner, director, or officer exercising executive responsibility (or having similar status or functions) for supervising an Authorized Trader(s) as defined in NYSE Arca Rule 1.1(e). ETP Holders must provide a copy of their Written Supervisory Procedures ("WSP") with their Application.

Name and Title of Person responsible for maintaining WSPs: _____

NYSE Arca Rules state:
(a) Adherence to Law – No Equity Trading Permit Holder or Associated Person of an Equity Trading Permit Holder may engage in conduct in violation of the federal securities laws, the Constitution or the Rules of the Exchange. Every Equity Trading Permit Holder must supervise persons associated with the Equity Trading Permit Holder as to assure compliance therewith.
(b) Supervisory System – Each Equity Trading Permit Holder for whom NYSE Arca is DEA must establish and maintain a system to supervise the activities of its associated persons and the operations of its business. Such system must be reasonably designed to ensure compliance with applicable federal securities laws and regulations and NYSE Arca Rules. Final responsibility for proper supervision will rest with the Equity Trading Permit Holder. The Equity Trading Permit Holder's supervisory system must provide, at a minimum, for the following:
    (1) The establishment and maintenance of written procedures as required by paragraph (c) of this Rule.
    (2) The designation of a person with authority to reasonably discharge his/her duties and obligations in connection with supervision and control of the activities of the associated persons of the Equity Trading Permit Holder.
    (3) The Equity Trading Permit Holder must undertake reasonable efforts to determine that all supervisory personnel are qualified by virtue of experience or training to carry out their assigned responsibilities.
    (4) Each Equity Trading Permit Holder must designate and specifically identify to NYSE Arca one or more persons who will be responsible for such supervision.
(c) Written Procedures – Each Equity Trading Permit Holder must establish, maintain, and enforce written procedures to supervise the business in which it engages and to supervise the activities of its associated persons that are reasonably designed to ensure compliance with applicable federal securities laws and regulations, and with NYSE Arca Rules.

Pursuant to this rule, WSPs should describe the following:
- Specific identification of the individual(s) responsible for supervision – either by name or by title and position.
- The supervisory steps and reviews to be taken by the appropriate supervisor – this process should identify any exception reports and/or other documents being reviewed and the substantive area being reviewed (e.g., limit order protection, trade reporting, etc.). If an ETP Holder employs automated systems as part of its supervisory system, those systems should also be generally described.
- The frequency of such reviews – this should be more specific than simply providing for "a review" or a "review from time to time." The frequency of reviews should be described (i.e., daily, weekly, monthly, quarterly, or annually).
- How reviews will be documented, for example, initialing order tickets or filling out review logs. The procedures should also provide for the documentation of steps taken as a result of supervisory reviews.

For Market Makers, the WSPs and supervisory systems of firms engaged in market making activities must address, at a minimum, trading practice rules (i.e., passive market making, firm quote rule compliance, limit order protection), trading systems, trade reporting, rules compliance and any other material aspect of the firm's market making business. WSPs should include the following subject areas:
- Size conventions
- Coordination of quotations, trades and trade reports
- Improper collaboration and coordination of Market Maker activities
- Failure to honor quotations
- Harassment
- Late and inaccurate trade reporting

ALL EQUITY TRADING PERMIT HOLDERS MUST KEEP ABREAST OF CHANGES IN LAWS, RULES AND REGULATIONS, MARKET PRACTICES AND INDICATED PATTERNS OF NON-COMPLIANCE AND MUST MODIFY THEIR SUPERVISORY PROCEDURES AND SYSTEMS AS NECESSARY.

SECTION 7 – CLEARING LETTER OF CONSENT
Notice of Consent – To be completed by Clearing ETP Holder of Application Broker-Dealer

The undersigned hereby represents the clearing agency named below, a member of the National Securities Clearing Corporation ("NSCC"), and an approved ETP Holder of NYSE Arca, LLC, a facility of NYSE Arca.

The undersigned Clearing ETP Holder hereby agrees to accept full financial responsibility for all transactions effected through and carried in all accounts held by the following Applicant Broker-Dealer with the clearing agency:

Applicant Broker-Dealer	CRD# and/or SEC File#

This section shall be deemed a letter of guarantee, letter of authorization, or notice of consent pursuant to NYSE Arca Rules and may be relied upon by NYSE Arca, Inc., the NSCC, and their respective members. This Notice of Consent shall be subject to NYSE Arca Rules, as amended from time to time, and shall remain in effect until revoked in writing by the Clearing ETP Holder.

Clearing ETP Holder (Broker-Dealer Name)

Clearing ETP Holder (NSCC Clearing #)

Signature of Authorized Officer, Partner or Managing Member of Clearing ETP Holder	Signature of Authorized Officer, Partner or Managing Member, or Sole Proprietor of ETP Holder
Print Name / Title	Print Name / Title
Date	Date

NYSE Arca, Inc.

Contracts

SECTION 8 - ARCHIPELAGO SECURITIES™ ROUTING AGREEMENT

Provided that User is an ETP Holder of NYSE Arca and subject to a valid, ongoing User Agreement with NYSE Arca, LLC; Archipelago Securities, LLC (hereinafter "Archipelago Securities"), a broker-dealer registered in accordance with Section 15(a) of the Securities Exchange Act of 1934, agrees to act as agent to User for the purpose of providing certain routing services, as described herein, provided that User is bound by the terms and conditions of this Routing Agreement and any applicable rules and interpretations of NYSE Arca Rules. Whereas Archipelago Securities provides certain order routing services for NYSE Arca, and User desires to use the order routing facilities of NYSE Arca, for good and valuable consideration, User and Archipelago Securities agree as follows:

1. ROUTING SERVICES.
Archipelago Securities, a wholly owned subsidiary of Archipelago Holdings, Inc., agrees to act as agent of the User for routing orders entered into NYSE Arca to the applicable market centers or broker-dealers for execution, whenever such routing is required in accordance with NYSE Arca Rules. User understands and agrees that orders executed on its behalf shall at all times be subject to the terms and conditions of NYSE Arca Rules.

2. ORDERS NOT ELIGIBLE FOR ROUTING SERVICES.

User agrees that Archipelago Securities will not execute any orders that are not eligible for order routing in accordance with NYSE Arca Rules. For example, NYSE Arca Rules may provide that if a User has indicated that an order must not be routed to another market center for execution (*i.e.*, by designating an order as a fill-or-return or fill-or-return plus order), the order will not be eligible for routing services provided by Archipelago Securities.

3. CANCELLATION; MODIFICATION OF ORDERS.

User agrees that any requests regarding cancellation or modification of orders shall be subject to NYSE Arca Rules. User understands that such rules may provide that requests to cancel orders while the order is routed away to another market center and remains outside NYSE Arca will be processed by Archipelago Securities, subject to the applicable trading rules of the relevant market center.

4. TRANSMISSION OF ORDER INSTRUCTIONS.

User agrees that all orders on its behalf must be transmitted to Archipelago Securities through NYSE Arca. User agrees that NYSE Arca is its exclusive mechanism for purposes of transmitting orders on its behalf to Archipelago Securities and for receiving notice regarding such orders. Archipelago Securities shall be entitled to rely upon and act in accordance with any order instructions received from NYSE Arca on behalf of User. User agrees that all order executions effected on behalf of User pursuant to this agreement shall be reported by Archipelago Securities to NYSE Arca. The User shall be notified of such executions through NYSE Arca.

5. CLEARANCE AND SETTLEMENT.

User agrees that all transactions executed on its behalf shall be processed in accordance with NYSE Arca Rules. If User is an ETP Holder, User agrees that orders executed or its behalf by Archipelago Securities shall be automatically processed by NYSE Arca for clearance and settlement on a locked-in basis. If User is a Sponsored Participant, User agrees that all orders executed on its behalf by Archipelago Securities shall be cleared and settled, using the relevant Sponsoring ETP Holder's mnemonic (or its clearing firm's mnemonic as applicable).

6. TERM OF AGREEMENT.
This Routing Agreement will be effective as of the Effective Date and will remain in effect thereafter until terminated by either party upon notice to the other party. Termination will be effective at the close of trading in the affected markets and applications on the day that notice of termination is received by the other party hereto. Archipelago Securities may terminate this Routing Agreement immediately if (i) the User is in breach of this Routing Agreement for any reason, (ii) any representations made by the User in connection with this Agreement or the User Agreement are or become false or misleading or (iii) User is no longer a ETP Holder or Sponsored Participant of NYSE Arca or otherwise authorized to access NYSE Arca. Upon the termination of this Agreement or the User Agreement for any reason, all rights granted to User hereunder will cease. The provisions of Paragraphs 7, 8, 9 and 10 will survive the termination or expiration of this Routing Agreement for any reason. In no event will termination of this Routing Agreement relieve User of any obligations incurred through its use of NYSE Arca.

7. INDEMNITY.

User agrees to indemnify, defend and hold Archipelago Securities harmless from and against any and all claims, demands, losses, costs, expenses, obligations, liabilities, damages, recoveries, and deficiencies, including interest, penalties, and attorneys' fees, arising from or as a result of User's breach of its obligations under this Agreement or otherwise from its use of the Archipelago Securities routing services.

8. DISCLAIMER OF WARRANTY.

ROUTING SERVICES ARE PROVIDED "AS IS" AND WITHOUT WARRANTY OF ANY KIND. ALL WARRANTIES, CONDITIONS, REPRESENTATIONS, INDEMNITIES AND GUARANTEES WITH RESPECT TO THE ROUTING SERVICE, WHETHER EXPRESS, IMPLIED, OR STATUTORY, ARISING BY LAW, CUSTOM, PRIOR ORAL OR WRITTEN STATEMENTS BY ARCHIPELAGO SECURITIES, NYSE ARCA OR ITS OR THEIR AGENTS, AFFILIATES, LICENSORS OR OTHERWISE (INCLUDING, BUT NOT LIMITED TO ANY WARRANTY OF SATISFACTORY QUALITY, ACCURACY, UNINTERRUPTED USE, TIMELINESS, TRUTHFULNESS, SEQUENCE, COMPLETENESS, MERCHANTABILITY, FITNESS FOR PARTICULAR PURPOSE OR NON-INFRINGEMENT AND ANY IMPLIED WARRANTIES ARISING FROM TRADE USAGE, COURSE OF DEALING OR COURSE OF PERFORMANCE) ARE HEREBY OVERRIDDEN, EXCLUDED AND DISCLAIMED.

9. NO LIABILITY FOR TRADES.

USER UNDERSTANDS AND AGREES THAT (I) ARCHIPELAGO SECURITIES IS NOT LIABLE IN ANY MANNER TO ANY PERSON (INCLUDING WITHOUT LIMITATION THE USER AND ANY PERSON FOR WHOM THE USER IS AUTHORIZED TO TRADE OR ACT) FOR THE FAILURE OF ANY PERSON ENTERING INTO A TRADE OR TRANSACTION BY MEANS OF NYSE ARCA TO PERFORM SUCH PERSON'S SETTLEMENT OR OTHER OBLIGATIONS UNDER SUCH TRADE OR TRANSACTION. NEITHER ARCHIPELAGO SECURITIES, OR ITS AGENTS, AFFILIATES OR LICENSORS WILL BE LIABLE FOR ANY LOSSES, DAMAGES, OR OTHER CLAIMS, ARISING OUT OF THE ROUTING SERVICE OR ITS USE. ANY LOSSES, DAMAGES, OR OTHER CLAIMS, RELATED TO A FAILURE OF ARCHIPELAGO SECURITIES TO DELIVER, DISPLAY, TRANSMIT, EXECUTE, COMPARE, SUBMIT FOR CLEARANCE AND SETTLEMENT, OR OTHERWISE PROCESS AN ORDER, MESSAGE, OR OTHER DATA ENTERED INTO, OR CREATED BY, NYSE ARCA WILL BE ABSORBED BY THE USER OR THE ETP HOLDER SPONSORING THE USER, THAT ENTERED THE ORDER, MESSAGE OR OTHER DATA INTO NYSE Arca. IF THIS SECTION IS DEEMED TO CONFLICT WITH ANY OTHER SECTION OF THIS USER AGREEMENT, THIS SECTION WILL SUPERCEDE SUCH OTHER SECTION.

10. NO CONSEQUENTIAL DAMAGES.

UNDER NO CIRCUMSTANCES WILL ARCHIPELAGO SECURITIES, NYSE ARCA OR ITS OR THEIR AGENTS, AFFILIATES OR LICENSORS BE LIABLE FOR ANY LOSS, DAMAGE, CLAIM OR EXPENSE, INCLUDING WITHOUT LIMITATION ANY DIRECT, CONSEQUENTIAL, INDIRECT, SPECIAL, PUNITIVE OR INCIDENTAL DAMAGES OR LOST PROFITS, WHETHER FORESEEABLE OR UNFORESEEABLE, BASED ON USER'S CLAIMS OR THE CLAIMS OF ITS CUSTOMERS, EMPLOYEES OR AGENTS (INCLUDING, BUT NOT LIMITED TO, CLAIMS FOR LOSS OF DATA, GOODWILL, USE OF MONEY OR USE OF ROUTING SERVICES, INTERRUPTION IN USE OR AVAILABILITY OF ARCHIPELAGO SECURITIES, STOPPAGE OF OTHER WORK OR IMPAIRMENT OF OTHER ASSETS), ARISING OUT OF BREACH OR FAILURE OF EXPRESS OR IMPLIED WARRANTY, BREACH OF CONTRACT, MISREPRESENTATION, NEGLIGENCE, STRICT LIABILITY IN TORT OR OTHERWISE. THIS SECTION WILL NOT APPLY ONLY WHEN AND TO THE EXTENT THAT APPLICABLE LAW SPECIFICALLY REQUIRES LIABILITY, DESPITE THE FOREGOING EXCLUSION AND LIMITATION.

11. ASSIGNMENT.

User shall not assign, delegate or otherwise transfer this Routing Agreement or any of its rights or obligations hereunder without Archipelago Securities' prior approval, which will not be unreasonably withheld. Archipelago Securities may assign or transfer this Routing Agreement or any of its rights or obligations hereunder to a related or unrelated party upon notice to User.

12. FORCE MAJEURE.

Notwithstanding any other term or condition of this Routing Agreement to the contrary, neither Archipelago Securities nor User will be obligated to perform or observe their obligations undertaken in this Routing Agreement if prevented or hindered from doing so by any circumstances found to be beyond their control.

13. MISCELLANEOUS.

All notices or approvals required or permitted under this Routing Agreement must be given in writing to the address specified above. Any waiver or modification of this Routing Agreement will not be effective unless executed in writing and signed by the other party, provided that this agreement shall at all times be interpreted to effect the rules and interpretations of NYSE Arca, as applicable. This Routing Agreement will bind each party's successors-in-interest. This Routing Agreement will be governed by and interpreted in accordance with the internal laws of the State of New York, USA. All disputes, claims or controversies between the parties hereto will be submitted to arbitration in New York, New York. This Routing Agreement, together with the applicable NYSE Arca Rules, constitutes the complete and entire statement of all conditions and representations of the agreement between Archipelago Securities and User with respect to its subject matter and supersedes all prior writings or understandings.

Accepted on behalf of ETP Holder:

By (Signature): _____

Name: _____

Title: _____

Date: _____

SECTION 9 – INDIVIDUAL REGISTRATION

Provide the information requested below for each of the requested individuals associated with the Applicant Broker-Dealer. Pursuant to NYSE Arca Rule 11.18, all applicants must designate a Series 24 licensed principal. Applicants subject to Exchange Act Rule 15c3-1 are required to have a designated Series 27 licensed principal, pursuant to NYSE Arca Rule 4.5-E. Additionally, Authorized Traders for whom NYSE Arca will be the DEA are required to have successfully passed the Series 7 examination, pursuant to NYSE Arca Rule 2.5. Proof of examination requirements, fingerprint card submission, and Form U-4s should be submitted by the Applicant to Web CRD® for review by NYSE Arca.

DESIGNATED SERIES 24 LICENSED PRINCIPAL

Name: _____   CRD: _____

Phone: _____

Email: _____

DESIGNATED SERIES 27 LICENSED PRINCIPAL

Name: _____   CRD: _____

Phone: _____

Email: _____

AUTHORIZED TRADER

Name: _____   CRD: _____

Phone: _____

Email: _____

AUTHORIZED TRADER

Name: _____   CRD: _____

Phone: _____

Email: _____

AUTHORIZED TRADER

Name: _____   CRD: _____

Phone: _____

Email: _____

AUTHORIZED TRADER

Name: _____   CRD: _____

Phone: _____

Email: _____

☐   Additional Authorized Traders are submitted in a separate document attached hereto

SECTION 9 (CONTINUED) - KEY PERSONNEL

Please identify the key personnel who hold the below positions (or the individual whose responsibilities are the functional equivalent of such position, regardless of actual titles used by the Applicant Firm) and who will want to receive communications pertaining to our equities markets.

Chief Executive Officer ("CEO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Financial Officer ("CFO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Compliance Officer ("CCO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Chief Operations Officer ("COO")

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Clearing

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Connectivity

Name: _____ CRD: _____

Phone: _____

Email: _____

Head of Trading

Name: _____ CRD: _____

Phone: _____

Email: _____

NYSE Arca Inc.

DEA Application Requirements

SECTION 10- DESIGNATED EXAMINING AUTHORITY (DEA) REQUIREMENTS
ITSFEA COMPLIANCE ACKNOWLEDGEMENT

This form should be completed by a Director, Officer, General Partner or Individual responsible for ensuring that the Broker-Dealer's ITSFEA Compliance Procedures are followed. In the future, this certification must be completed and filed with NYSE Arca along with the Broker-Dealer's year-end FOCUS Report (Form X-17A-5).

Broker-Dealer: _____

SEC #. _____

The undersigned states and certifies as follows:

It is understood that should any Director, Officer, General Partner or Associated Person (as defined in NYSE Arca Rule 1.1(d)) of the Broker-Dealer acquire material, non-public information concerning a corporation whose securities are publicly traded, it may be a violation of NYSE Arca Rules and Federal securities laws to misuse such information or trade any securities issued by the corporation, or any options or other derivative securities based thereon, while such information remains non-public.

It is further understood that should any Director, Officer, General Partner or Associated Person of the Broker-Dealer obtain material, non-public information concerning the market in a security or group of securities, it may be a violation of NYSE Arca Rules and Federal securities laws to make improper use of such information in connection with trading in the security, group of securities or any option or other derivative based thereon.

It is also understood that it may be a violation of NYSE Arca Rules and Federal securities laws to disclose to any other person or entity any non-public, material corporate or market information that may be acquired regarding a publicly traded security or group of securities.

Additionally, the Broker-Dealer represents that it has established written procedures reasonably designed to prevent misuse of material non-public information by the Broker-Dealer or by any of the Broker-Dealer's Directors, Officers, General Partners or Associated Persons, taking into consideration the nature of the Broker-Dealer's business.

The Individual(s) responsible for overseeing and supervising the specific element of the member firm or organization's ITSFEA Compliance procedures has reviewed (or supervised the review of) the Broker-Dealer's proprietary, error account(s), and any outside brokerage securities accounts of Directors, Officers, General Partners, and Associated Persons with the Broker-Dealer, in accordance with the specific provisions (including timing and type of review) detailed in and required by the firm's written ITSFEA compliance procedures.

Based upon the assessment of the adequacy of those procedures and of the authority and diligence of the person(s) carrying out those procedures (except as to any securities transactions involving the possible misuse of non-public information which already have been reported to NYSE Arca), there is no reasonable cause to believe that any Director, Officer, General Partner, or Associated Persons of the Broker-Dealer has misused, made improper use of, or disclosed material non-public information, or may otherwise be in violation of NYSE Arca Rule11.3

Accepted on behalf of ETP Holder:

_____   _____
Signature of Authorized Officer, Partner, Managing Member, or Sole Proprietor   Date

_____   _____
Print Name of Authorized Officer, Partner, Managing Member, or Sole Proprietor   Title

NYSE Arca, Inc.

Application to Become a Lead Market Maker for a symbol in the NYSE Arca ETP Incentive Program*

*Must be an existing Lead Market Maker ETP in order to submit this application

LIST OF SECURITIES FOR LMM REGISTRATION IN THE NYSE ARCA ETP INCENTIVE PROGRAM

Unless otherwise indicated by NYSE Arca, this application shall be submitted only by a registered Lead Market Maker Equity Trading Permit ("LETP") holder that seeks to apply to become a Lead Market Maker for a symbol in the NYSE Arca ETP Incentive Program. In addition to the information requested below, any LMM applicant that wishes to provide additional information to the listed company (e.g., trading firm's background), may submit such information with its application. Note that any written information may be subject to regulatory action if information is deemed to be deliberately misleading or inaccurate.

Date: _____ SEC #: _____ CRD #: _____ MPID: _____
(If NASDAQ Participant)

Name of Applicant LETP: _____

Business Contact: _____ Business Phone: _____

Business Email: _____

Solicitations for LMM Applications in individual securities
should be sent to this Email address: _____

Name, telephone number, and email address of the contact that will serve as the Lead Market Maker Designee:

Name: _____ **Phone:** _____ **Email:** _____

This Designee should be listed within Section 3 of the LETP's Market Maker Application and may, but need not, be registered as a MMAT. The Designee will serve as the main contact for the LMM firm and must be present at any interviews with a listing company in connection with an LMM Application.

LMM applicants are required to ensure the following information on file with the Exchange is accurate and up to date:

❏ Organizational Profile

❏ Other SRO affiliations of the Applicant

❏ A list of registered MMATs, including NYSE Arca requirements regarding the Market Maker Orientation Program for each

❏ Supervisory procedures of the Applicant relating to Market Making

Each LMM applicant is also required to attest to the following questions. Each item should be initialed by an authorized Officer, Partner, Managing Member, or the Sole Proprietor of the Applicant. If any of the below items results in a "Yes" answer, please supply additional details with this application.

Has the physical makeup of the trading floor/facilities or actual location of the MMAT(s) for the Applicant changed since previous disclosure to the Corporation? ☐ Yes ☐ No

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PROPOSED REGISTRATIONS - Please list the security in which you are applying to become the LMM*:
* LMM applicants will be required to be registered as an Odd Lot Dealer in securities in which they are designated as LMM, pursuant to NYSE Arca Rule 7.24-E

Security Name: _____ Symbol: _____

Optional Incentive Fee: _____

Designated Market Maker Authorized Trader(s) for this security:

Name: _____ CRD #: _____

Name: _____ CRD #: _____

For future additions or changes to your list of securities, you will be required to submit additional copies of Sections 7 & 8.

On this page, please describe all contacts with the companies listed above prior to this application, including the names and positions involved, date and circumstances of contact, and whether in person or otherwise. If there have not been any contacts, please so state.

Name of Company	Description and Date of Contact

INFORMATION FOR LEAD MARKET MAKER FOR NYSE ARCA ETP INCENTIVE PROGRAM

LMMs are subject to NYSE Arca rules. To ensure compliance, please consult your compliance department and/or legal counsel to determine the rules that are applicable, including the rules referenced below.

NYSE Arca Rule 7.22-E: Registration of Market Makers in a Security

(d) Designated Market Makers and **Lead Market Makers** shall be selected by the Corporation. Such selection shall be based on, but is not limited to, the following: experience with making markets in equities; adequacy of capital; willingness to promote the Exchange as a marketplace; issuer preference; operational capacity; support personnel; and history of adherence to Exchange rules and securities laws.

NYSE Arca Rule 7.24-E: Designated Market Maker Performance Standards

(a) Designated Market Makers will be required to maintain minimum performance standards the levels of which may be determined from time to time by the Corporation. Such levels will vary depending on the price, liquidity, and volatility of the security in which the Designated Market Maker is registered. The performance measurements will include (i) percent of time at the NBBO; (ii) percent of executions better than the NBBO; (iii) average displayed size; (iv) average quoted spread; and (v) in the event the security is a derivative security, the ability of the Designated Market Maker to transact in underlying markets.

(b) Designated Market Makers that are **Lead Market Makers** will be held to higher performance standards in the securities in which they are registered as **Lead Market Makers** than Designated Market Makers that are not **Lead Market Makers**.

NYSE Arca Rule 8.201-E(g): Commodity-Based Trust Shares; Market Maker Accounts

Market Maker Accounts. An ETP Holder acting as a registered Market Maker in Commodity-Based Trust Shares must file with the Exchange in a manner prescribed by the Exchange and keep current a list identifying all accounts for trading in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, which the Market Maker may have or over which it may exercise investment discretion. No Market Maker shall trade in an underlying commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, in an account in which a Market Maker, directly or indirectly, controls trading activities, or has a direct interest in the profits or losses thereof, which has not been reported to the Exchange as required by this Rule.

In addition to the existing obligations under Exchange rules regarding the production of books and records, the ETP Holder acting as a Market Maker in Commodity-Based Trust Shares shall make available to the Exchange such books, records or other information pertaining to transactions by such entity or registered or non-registered employee affiliated with such entity for its or their own accounts for trading the underlying physical commodity, related commodity futures or options on commodity futures, or any other related commodity derivatives, as may be requested by the Exchange

NYSE Arca Rule 8.800-E(c): LMM Performance Standards

The following minimum performance standards shall apply to an LMM for each Incentive Program security it is assigned.:

(1) General – An LMM shall satisfy the requirements of NYSE Arca Rule 7.23-E.

(2) Market Wide Requirement.

    (A) An LMM shall maintain quotes or orders at the NBBO or better (the "Inside") during the month during Core Trading Hours in accordance with the maximum width and minimum depth thresholds provided in Commentary .01 to this Rule 8.800; provided, however, that this requirement shall not apply to an LMM if the thresholds provided in Commentary .01are otherwise met by quotes or orders of all market participants across all markets trading the security.

(3) NYSE Arca-Specific Requirement – An LMM shall maintain quotes or orders on NYSE Arca at the NBBO pursuant to (A) or (B) below:

    (A) Time-at-the-Inside Requirement – An LMM shall maintain quotes or orders on NYSE Arca at the NBBO or better at least 15% of the time when quotes may be entered during Core Trading Hours each trading day, as averaged over the course of a month.

    (B) Size-Setting NBBO Requirement – An LMM shall maintain "Size-Setting" quotes or orders on NYSE Arca, as compared to trading interest on other markets, at the NBBO or better at least 25% of the time when quotes or orders may be entered during Core Trading Hours each trading day, as averaged over the course of a month; provided, however, that this requirement shall not apply to an LMM if this threshold is otherwise met by quotes or orders of other market participants on NYSE Arca.

(4) For at least 90% of the time when quotes or orders may be entered during Core Trading Hours each trading day, as averaged over the course of a month, an LMM shall maintain:

    (A) At least 2,500 shares of attributable, displayed posted buy liquidity on the Exchange that is priced no more than 2% away from the NBB for the particular ETP; and

    (B) At least 2,500 shares of attributable, displayed posted offer liquidity on the Exchange that is priced no more than 2% from the NBO for the particular ETP.

AUTHORIZED ACKNOWLEDGEMENT OF THE CONTENTS HEREIN

The undersigned attests that the contents submitted on behalf of the Applicant are complete and agrees to update information as required. Further, the Applicant will abide by all rules of the Exchange, as may be amended from time to time.

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Signature of Authorized Officer, Partner, Managing   Date
Member, or Sole Proprietor

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